CROSS LAKE MINERALS LTD.
240 – 800 West Pender Street
Vancouver, B.C. V6C 2V6

Tel: (604) 688-5448
Fax: (604) 688-5443
E-mail: crosslak@intergate.bc.ca

02042363

02 JUL -3 AM 10:10

SUPPL

June 21, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 - Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office Of International Corporate Finance

Dear Sirs:

Re: Cross Lake Minerals Ltd. (the "Company")
- 12(g) No. 82-2636

Enclosed please find the following materials to update the Company's file:

1. Copy of the Confidential Offering Memorandum, dated May 15, 2002; and

2. News releases from May 15, 2002, to present.

Please contact the writer if you have any questions on the above materials.

Yours very truly,

CROSS LAKE MINERALS LTD.

Michele A. Jones
Executive Vice President, Administration

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

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c:\...\filings\sec12g.doc

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

May 15, 2002

For immediate release
#02-03

NEWS RELEASE

-CARIBOO GOLD PROPERTY ACQUIRED-

Cross Lake Minerals Ltd. ("the Company") is pleased to announce that, subject to all necessary approvals, the Company has been granted an option to earn a 100% interest in the Cariboo gold Property from Imperial Metals Corporation ("Imperial"). This acquisition is part of the Company's on-going efforts to diversify its portfolio of mineral properties.

The Property is located in the historic Cariboo Mining District, 62 kilometres southeast of Quesnel, BC. Access and infrastructure in the area are excellent due to the intense logging activity and the proximity of existing milling facilities in the area. Subject to all necessary approvals, the Company may earn its 100% interest in the Property from Imperial by incurring $100,000 in cumulative exploration expenditures over three years and granting Imperial a 1% net smelter return royalty. The Company and Imperial have a common director.

The claims were originally staked in 1981 to cover the drainage that was anomalous in precious metal elements that was identified during a Provincial stream sediment sampling program. The geology underlying the property consists of Triassic-aged siltstone, mafic basalt and tuffs that have undergone extensive alteration consisting of ankerite, silica and pyrite. The Property and surrounding area has been explored by various mining companies over the last twenty one years with programs including airborne and ground geophysical surveys (VLF-EM, Magnetometer, Induced Polarization (IP)), stream sediment, soil and rock sampling, geological mapping, prospecting and reconnaissance drilling consisting of ten diamond drill holes totalling 1,751 metres.

The main area of interest is in the vicinity of diamond drill hole 89-6, completed by Corona Gold Corporation in 1989, that intersected 5.26 grams/tonne gold over an 8.5 metre interval (0.15 oz/ton over 27.9 feet). This drill hole tested a coincident precious metal soil and IP anomaly. The Company intends to diamond drill in the areas of the coincident anomalies and the drill hole gold intersection and explore other anomalous areas on the Cariboo Property.

-30-

For further information please contact:
Henry Ewanchuk, Chairman
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

June 6, 2002

For immediate release
#02-04

NEWS RELEASE

Cross Lake Minerals Ltd. ("the Company") wishes to advise that it is in discussions with an arm's length party to acquire under option a gold property in British Columbia.

Details of the transaction, which have not yet been finalized, will be released in due course. There is no assurance that this transaction will be completed.

-30-

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

This Offering Memorandum constitutes an offering of securities only in those jurisdictions and to those persons where and to whom they may be lawfully offered for sale. This Offering Memorandum is not, and under no circumstances, is to be construed as a public offering advertisement of these securities. ***No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereby, nor has it reviewed this Offering Memorandum and any representation to the contrary is an offence.***

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933 or the securities laws of any state of the United States or any other area subject to the jurisdiction of the United States, and may not be offered or sold, directly or indirectly or delivered in the United States or to or for the account of a U.S. person unless registered under the 1933 Act. The securities have not been approved by the Securities and Exchange Commission, nor have any States securities regulatory authorities passed upon or endorsed the merits of this Offering or the adequacy or accuracy of these offering documents. The securities are subject to restrictions on transferability and resale and may not be transferred or resold in the United States or to a U.S. person unless they are registered under the 1933 Act and applicable States securities laws or unless an exemption from such registration is available. Any representation to the contrary is unlawful.

CROSS LAKE MINERALS LTD.

240 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
Tel: (604) 688-5448 Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca
(hereinafter called the "Issuer")

CONFIDENTIAL OFFERING MEMORANDUM

Dated: May 15, 2002

Private Placement (hereinafter called the "Offering")
Up to 1,250,000 Units
Offering Price per Unit(1): $0.16

	Price to Investor	Net Proceeds to Issuer
Per Unit	$0.16	$0.16 (2)
Total Offering	$200,000	$200,000 (2)

(1) Each Unit consists of one non-flow-through common share and one flow-through common share.

(2) All costs of this Offering, estimated at approximately $10,000, will be paid from the Issuer's general working capital. Included in those costs is a finder's fee, payable to Bolder Investment Partners Ltd., which is equivalent to 5% of the portion of the Offering arranged by Bolder.

This Offering Memorandum is furnished solely for the use of prospective Investors who, by acceptance hereof, agree that they will not transmit, reproduce or otherwise make available to any other person, this document or any information contained in it.

No person is authorized to give any information or to make any representation not contained in this Offering Memorandum and any information or representation other than that contained in this Offering Memorandum, must not be relied upon.

The statements contained in this Offering Memorandum are those of the Issuer. Persons who will be acquiring securities pursuant to this Offering Memorandum will not have the benefit of the review of the material by any professional body or regulatory authority to verify the accuracy of any statements contained herein.

These securities are considered to be speculative. Prospective Investors are urged to consult with their professional advisors before making an investment in the Offering. See "Restrictions on Resale of Securities" and "Risk Factors".

The Offering is not subject to any aggregate minimum subscription level, and therefore any funds received from an Investor are available to the Issuer and need not be refunded to the Investor. All proceeds from the sale of securities offered hereunder will, after the respective closing, be advanced to the Issuer for its exploration activities and general and administrative expenses.

An Investor will not become liable to make a contribution beyond his/her initial investment.

The Units purchased pursuant to this Offering will be subject to resale restrictions imposed under the securities laws of British Columbia and the Toronto Stock Exchange including, without limiting the generality of the foregoing, a requirement to hold such securities for a prescribed period, subject to limited resale exemptions. See "Restrictions on Resale of Securities" herein and "Risk Factors".

The Units offered hereunder may be purchased by eligible residents of the Province of British Columbia.

Interested persons may only subscribe for the securities offered by delivering completed subscription documents to the Issuer as set out above.

TABLE OF CONTENTS

CROSS LAKE MINERALS LTD.
OFFERING MEMORANDUM
SUMMARY

The following is a summary only and is qualified by the more detailed information appearing elsewhere in this Offering Memorandum. All capitalized terms in this Summary are defined elsewhere in this Offering Memorandum.

The Issuer:	Cross Lake Minerals Ltd., is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and is listed and trading on the Toronto Stock Exchange.
The Offering:	Up to 1,250,000 Units at a price of $0.16 each to raise gross proceeds of up to $200,000. Each Unit consists of one non-flow-through common share and one flow-through common share.
Minimum Subscription:	This Offering is not subject to any aggregate minimum subscription level and, therefore, any funds received from an investor are available to the Issuer and need not be refunded to the investor. Upon completion of the Offering, all of the subscription funds will be advanced to the Issuer for its use.
Closing Date:	Expected to occur on or about June 7, 2002 but in any event on or before June 28, 2002, unless extended by the Issuer subject to regulatory approval.
The Business:	The Issuer is a public company engaged in the business of acquiring and exploring for precious, base and rare earth metals.
Use of Proceeds:	The Issuer will apply proceeds from the Offering towards general and administrative expenses and exploration work which may include rock sampling, trenching, mapping and drilling, on the Issuer's Canadian properties, including the Ingenika/Swannell, Wasi Creek, Cariboo and Myoff Creek Properties.
Resale Restrictions:	Subject to certain limited exemptions permitting resale, the securities offered hereby will be subject to a hold period of at least 4 months for purchasers under the laws of British Columbia and the regulations of The Toronto Stock Exchange (the "Exchange"). The securities offered hereby have not been and will not be registered under the relevant U.S. federal and state securities laws and may not be resold in the United States or to or for the benefit of a U.S. person unless such securities are registered or unless an exemption from registration is perfected in accordance with such laws.
Risk Factors:	Investment in these securities must be regarded as highly speculative due to the nature of the Issuer's business and its present stage of development. See "Risk Factors" for more detailed description of the following risk factors.

PRESENTATION OF FINANCIAL INFORMATION

The audited and unaudited Financial Statements of the Issuer and financial information derived from those Financial Statements contained in this Offering Memorandum have been prepared in accordance with accounting principles generally accepted in Canada.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Offering Memorandum are expressed in Canadian dollars. The Issuer's accounts are maintained in Canadian dollars and the Financial Statements of the Issuer forming a part hereof are presented in Canadian dollars.

The information in this Offering Memorandum is as at May 15, 2002 unless an earlier or later date is indicated.

NAME AND INCORPORATION OF ISSUER

The Issuer was incorporated pursuant to the Company Act (British Columbia) on August 17, 1987 under the name "Cross Lake Minerals Ltd.". On October 4, 1989, the Issuer amalgamated with Raney Minerals Ltd. to form one company, retaining the name "Cross Lake Minerals Ltd.".

The authorized capital of the Issuer consists of 100,000,000 common shares without par value, of which 35,272,665 common shares were issued and outstanding as at May 15, 2002. The Issuer's common shares are listed for trading on the Toronto Stock Exchange (the "Exchange").

The Issuer's head office in Canada is located at 240 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and its telephone number is (604) 688-5448. The Issuer's registered office is located at 1000 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

DESCRIPTION OF SECURITIES

The Issuer is, pursuant to this Offering Memorandum, offering to investors ("Investors") Units, each consisting of one non-flow-through common share ("Common Share") and one flow-through common share of the Issuer ("Flow-through Share") which will be "flow-through shares" as defined in paragraph 66(15) of the Income Tax Act (Canada) at a price of $0.16 per Unit (the "Offering Price"). The Offering Price was determined by the Board of Directors in accordance with the rules of the Exchange.

The terms of the subscription agreements, in the form approved by the Issuer ("Subscription Agreements") provide that the initial holders of Flow-Through Shares will be entitled to claim certain deductions for income tax purposes in respect of Canadian Exploration Expense ("CEE"), and/or deemed CEE, incurred by the Issuer and renounced in favour of such holder. The Issuer will use its best efforts to incur CEE and/or deemed CEE in an aggregate amount which will enable it to renounce CEE and/or deemed CEE in an amount that is not less than the gross proceeds from the sale of the Flow-Through Shares and will use its best efforts to renounce such amount with an effective date of renunciation on or before December 31, 2002.

The Units are subject to resale restrictions. See "Restrictions on Resale of Securities".

The authorized capital of the Issuer consists of 100,000,000 common shares without par value, of which 35,272,665 common shares are presently issued and outstanding. See "Share and Loan Capital

Structure". All common shares of the Issuer, both issued and unissued (including Flow-Through Shares), rank equally as to dividends, voting rights and participation in assets. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the Company Act (British Columbia) and its regulations which generally provide that no alteration may be made to the rights and restrictions attached to any common shares unless such alteration is approved by a "special resolution" of shareholders, and in addition, where the rights attach to shares of a separate class, a "special resolution" of that class. A "special resolution" is a resolution passed at a duly constituted meeting by a majority of not less than 3/4 of the votes cast by those shareholders entitled to vote on the resolution at a general meeting of shareholders.

NUMBER AND AGGREGATE DOLLAR AMOUNT OF SECURITIES TO BE DISTRIBUTED

This Offering is intended to raise total gross proceeds to the Issuer, if all 1,250,000 Units are sold, of up to $200,000.

This Offering is not subject to any aggregate minimum subscription level, and therefore any funds received from an Investor are available to the Issuer and need not be refunded to the Investor.

PLAN OF DISTRIBUTION

Offering

The Issuer intends to offer the Units directly to Investors.

The Offering is to persons resident in British Columbia who meet the qualifications set forth below under the heading "Exemptions from the Prospectus Requirements" and in accordance with the rules and policies of the Exchange. Subscriptions will only be accepted if the Issuer is satisfied that the Investor is appropriately qualified and that the Offering can lawfully be made in British Columbia.

Subscription Procedure

The Units offered pursuant to this Offering Memorandum may only be subscribed for by way of the Investor entering into and being bound by a Subscription Agreement. Concurrently with entering into a Subscription Agreement, an Investor will be required to execute and deliver to the Issuer a Questionnaire and Undertaking, in the form required by the Exchange, and Investors purchasing Units under exemptions from prospectus requirements contained in section 74(2)(4) and 74(2)(9) of the Securities Act (British Columbia) or sections 128(a), 128(b), 128(c) or 128(h) of the Rules to the Securities Act (British Columbia) will also be required to complete and deliver to the Issuer a Form BCF45-903F1 or BCF45-903F2 as required by the British Columbia Securities Commission.

The Issuer reserves the right to accept or reject subscriptions in whole or in part at its discretion at any time from time to time, and the Issuer reserves the right to close the subscription books at any time without notice. Any subscription funds for subscriptions not accepted by the Issuer will be returned to the Investor.

Closings

The Offering may be completed at one or more closings as subscriptions are accepted.

At the closing of the Offering or any portion thereof, the Issuer shall deliver to Investors, certificates representing the Units subscribed for, duly allotted and issued in the name of the Investors as fully paid and non-assessable, provided the subscription price has been paid in full by the Investors for the Units. The certificates representing such securities will be legended to note applicable resale restrictions. See "Restrictions on Resale of Securities".

Each closing of the Offering or any portion thereof is expected to occur as soon as is practicable after final acceptance of the applicable portion of the Offering by the Exchange, subject to extension by the Issuer with the consent of the applicable Investor.

EXEMPTIONS FROM PROSPECTUS REQUIREMENTS

The Offering of Units pursuant to this Offering Memorandum is being made by the Issuer in reliance on exemptions from the prospectus and registration requirements found in Canadian securities laws. Any sale of Units to an Investor must satisfy exemption requirements in British Columbia as described below.

Investors will be required to make certain representations in the Subscription Agreement executed by them in connection with their subscription for the Units hereunder and the Issuer will rely on such representations to determine the applicability of the exemptions described below. No subscription will be accepted unless the Issuer is satisfied that compliance with applicable securities laws exists.

British Columbia Requirements

The Units offered pursuant to this Offering Memorandum are being offered under exemptions from prospectus requirements contained in the provisions of the Securities Act (British Columbia) and the Rules thereunder (the "Rules") and may not be transferred, assigned or otherwise dealt with during the hold period imposed thereunder, other than pursuant to a prospectus or another exemption therefrom.

The applicable exemptions from prospectus requirements expected to be relied upon for an Offering in British Columbia are:

i. **section 74(2)(4) and 74(2)(9) of the Securities Act (British Columbia); or**
ii. **sections 128(a), 128(b), 128(c) or 128(h) of the Rules.**

In order to qualify under the exemption contained in section 74(2)(4) of the Securities Act (British Columbia), each Investor must:

i. purchase as a principal and
ii. have an aggregate acquisition cost for the Units purchased of not less than Cdn. $97,000.

In order to qualify under the exemption contained in section 74(2)(9) of the Securities Act (British Columbia), each Investor must:

i. be an employee, senior officer or director of the Issuer or an employee, senior officer or director of an affiliate of the Issuer, so long as that person is not induced to purchase by expectation of employment or continued employment,

ii. be a trustee on behalf of a person referred to in subparagraph (i), or
iii. an issuer all of the voting securities of which are beneficially owned by one or more of the persons referred to in subparagraph (i).

In order to qualify under the exemption contained in section 128(a) of the Rules, each Investor must:

i. purchase as a principal, and
ii. be a "sophisticated purchaser" (defined below), or
iii. a spouse, parent, brother, sister or child of a senior officer or a director of the Issuer or an affiliate of the Issuer, or
iv. a company, all the voting securities of which are beneficially owned by one or more of a senior officer or director of the Issuer or an affiliate of the Issuer or a spouse, parent, brother, sister or child of a senior officer or director of the Issuer or of an affiliate of the Issuer, and
v. receive a copy of this Offering Memorandum.

In order to qualify under the exemption contained in section 128(b) of the Rules, each Investor must:

i. purchase as a principal,
ii. be a "sophisticated purchaser" (defined below),
iii. have an aggregate acquisition cost for the Units purchased of not less than Cdn. $25,000, and
iv. receive a copy of this Offering Memorandum.

In order to qualify under the exemption contained in section 128(c) of the Rules, each Investor must:

i purchase as a principal,
ii. make an acknowledgement contained in Form BCF45-903F1 or BCF45-903F2 of the Rules that the Investor has spoken to a person (the "Registered Person") who has advised the Investor that the Registered Person is registered to trade or advise in the Units and that the purchase of the Units is a suitable investment for the Investor,
iii have an aggregate acquisition cost for the Units purchased of not less than Cdn. $25,000, and
iv receive a copy of this Offering Memorandum.

For the purposes of the exemptions contained in sections 128(a) and (b) of the Rules, a "sophisticated purchaser" means a person who:

i. gives the acknowledgment contained in Form BCF45-903F1 or BCF45-903F2 of the Rules and;
ii. acknowledges that:
  (a) the person is able, on the basis of information about the investment furnished by the Issuer, to evaluate the risks and merits of the prospective investment because of
    (i) the person's financial, business or investment experience, or
    (ii) advice the person receives from a person that is registered to advise, or is exempted from the requirement to be registered to advise, in respect of the security that is the subject of the trade and that is not an insider of, or in a special relationship with, the Issuer, and
  (b) the person is one of the following:
    (i) a person registered under the Act;
    (ii) an individual who

(A) has a net worth, or net worth jointly with the individual's spouse, at the date of the agreement of purchase and sale of the security, of not less than $400,000, or
(B) has had in each of the 2 most recent calendar years, and reasonably expects to have in the current calendar year,
(1) annual net income before tax of not less than $75,000, or
(11) annual net income before tax, jointly with the individual's spouse, of not less than $125,000;

(iii) a corporation, partnership or trust that
(A) has net assets of not less than $400,000, or
(B) has had in each of the 2 most recent calendar years, and reasonably expects to have in current calendar year, net income before tax of not less than $125,000;

(iv) a corporation in which all of the voting shares are beneficially owned by sophisticated purchasers or of which the majority of the directors are sophisticated purchasers;
(v) a general partnership in which all of the partners are sophisticated purchasers;
(vi) a limited partnership in which a majority of general partners are sophisticated purchasers;
(vii) a trust in which all of the beneficiaries are sophisticated purchasers or the majority of the trustees are sophisticated purchasers.

In order to qualify under the exemption contained in section 128(h) of the Rules, each Investor must:

(i) purchase as a principal,
(ii) be a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, or
(iii) a company, all the voting securities of which are beneficially owned by one or more of a senior officer or director of the Issuer, or an affiliate of the Issuer, or a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer
(iv) give the acknowledgement contained in Form BCF45-903F1 or BCF45-903F2 of the Rules, and
(v) receive a copy of this Offering Memorandum.

RESTRICTIONS ON RESALE OF SECURITIES

The Units are offered by the Issuer in reliance upon exemptions from prospectus and registration requirements of the securities legislation of British Columbia, accordingly, the securities offered hereby will be subject to certain resale restrictions more particularly described below.

Resale Restrictions in British Columbia

The Units will be subject to resale restrictions imposed under the securities laws of British Columbia and the Exchange, including, without limiting the generality of the foregoing, a requirement to hold such securities for a period of four months, unless the sale of such Units is qualified by prospectus (which the Issuer does not intend to prepare) or is effected by way of another exemption from prospectus requirements and the consent of the Exchange is obtained.

The particular restrictions for British Columbia can be summarized as follows:

British Columbia

The Rules stipulate that the securities cannot be resold in British Columbia unless the following restrictions are complied with:

i. the Issuer is a reporting issuer in British Columbia,

ii. if the seller is an insider of the Issuer, the Issuer is not in default of any requirement of the Securities Act (British Columbia) or the Rules,

iii. a 4-month hold period has elapsed from the earlier of the date of the issue of the securities and the date a Subscription Agreement has been executed by both the Issuer and the Investor and the Investor has irrevocably committed the funds to acquire the securities,

iv. the trade is not a distribution from the holdings of a control person,

v. no unusual effort is made to prepare the market or create a demand for the securities, and

vi. no extraordinary commission or other consideration is paid in respect of the trade.

In accordance with the Securities Act (British Columbia) and Rules, certificates representing securities offered hereunder and any securities derived therefrom will contain a restrictive legend denoting applicable British Columbia hold periods.

The foregoing is a summary only and is not intended to be exhaustive. Investors are advised to consult with their advisors concerning restrictions on resale, and are further advised against reselling their securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

Stock Exchange Undertaking

In addition, the Exchange requires, as a condition to approving the issuance of the Units to Subscribers, that each Subscriber undertakes to the Exchange not to sell or otherwise dispose of any of the Units (without prior Exchange approval) for a period expiring 4 months from the date of payment for such Units. As a result of completing and signing the Private Placement Questionnaire and Undertaking, each Subscriber will be giving such an undertaking to the Exchange. The Issuer is an "Exchange Issuer" as that term is defined under the Securities Act (British Columbia).

Subscribers Resident in Other Jurisdictions other than British Columbia

The securities offered hereunder may be offered in jurisdictions other than British Columbia only in compliance with the securities laws of such jurisdictions. Subscribers in such other jurisdictions may be requested by the Issuer to provide representations or to complete forms other than those contained in or contemplated by the Subscription Agreement in order to ensure compliance with applicable securities laws. The Issuer reserves the right to reject subscriptions from persons resident in jurisdictions outside British Columbia, on the basis that it is impossible or impractical to comply with the securities laws of such jurisdictions.

NATURE OF BUSINESS OF ISSUER

The Issuer is in the business of acquiring properties of merit and exploring for base, precious and rare earth metals. At May 15, 2002, the Issuer holds interests in 15 mineral properties covering about 25,884 hectares in British Columbia and Ontario.

From 1997 to 2000, the Issuer concentrated its efforts on exploring its most advanced property, the Sheraton-Timmins in Ontario. With the number of attractive targets on the property and financings difficult to arrange, the Issuer sought a partner to fund future work. In October 2001, the Issuer announced that business terms were agreed to, in principle, with Falconbridge Limited ("Falconbridge") whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, was to acquire up to a 70% interest in the Sheraton-Timmins (100% held) and adjacent Night Hawk Lake Joint Venture (40% held) properties. The letter agreements were subsequently amended in April 2002. Falconbridge may now earn up to a 65% interest in each of the properties. See Items 3.3.1 and 3.3.3 for additional information.

In 2000, the Issuer began researching and acquiring low cost, high potential base metal projects in British Columbia. Over the past two years, the Issuer has amassed a land package of 5,900 hectares in the Omineca Region of north central B.C., hosting what management considers, based on extensive in-house research, to be very attractive geological conditions for the discovery of a significant carbonate-hosted zinc-lead-silver deposit. Projects in this area include the Ingenika, Swannell, End Lake, Whistler and Wasi Properties. The properties were acquired by staking, with the exception of the Swannell which was optioned from Teck Cominco Limited in April 2001.

In early 2001, the Issuer diversified its base and precious metal portfolio to include strategic, high tech metals by staking a niobium-tantalum-rare earths property, the Myoff Creek, northwest of Revelstoke, B.C. As a result of work conducted during the 2001 field season, the Issuer expanded the property and began petrographic and metallurgical work. These studies are in progress to identify the mineralogy and to determine the recoverability of niobium, tantalum and rare earths.

During the 2001 field season, the Issuer conducted exploration programs on several of its properties in B.C., including the Swannell, Myoff Creek, End Lake, Ingenika, Wasi and LJ. In May 2002, the Issuer again diversified its portfolio of mineral properties by acquiring under option the Cariboo gold Property. It is the Issuer's intention to apply some of the funds from this Offering to completing work on some of these properties (see "Use of Proceeds").

As financing prospects remain weak, the Issuer will continue to carefully monitor exploration and administration costs to preserve working capital. Current properties of merit will continue to be maintained and, when financially feasible, explored. As opportunities become available, the Issuer's portfolio will continue to be enhanced with inexpensive properties of merit. As in the case of the Sheraton-Timmins and Night Hawk Lake Properties, joint venture partners will be sought to fund exploration work.

PROPERTIES OF THE ISSUER

The table on the following page summarizes the Issuer's properties:

CROSS LAKE MINERALS LTD. PROPERTY SUMMARY MAY 15, 2002

Properties	Commodity	Claim Units	Joint Venture Partner(s) /	Interest	Under Option From/To	CRN Interest Present	After Earn-in
Ontario Properties: 7	**Timmins Region**						
Arthur Lake J.V.	Cu, Ni, Au	47	KRL Resources Corp.	20.4%		19.6%	
			Kevin Filo	60.0%			
Currie-Bowman: Main	Cu, Au, Ag	137	Falconbridge Limited	60.0%	Falconbridge interest under option to Echo Bay Mines Ltd.	40%	
Edwards (North) J.V.	Cu, Zn	30	Anvil Resources Ltd.	50%		25%	
			Cathedral Gold Corporation	25%			
Fox-Stimson	Zn, Pb	4		-		100%	
Night Hawk Lake J.V.	Au, Cu, Zn	42	East West Resource Corporation	40%		40%	
			Canadian Golden Dragon Resources Ltd.	20%			
Night Hawk Lake J.V. (Falconbridge Option)	Au, Cu, Zn	347	East West Resource Corporation	40%	to Falconbridge Limited	40%	14%
			Canadian Golden Dragon Resources Ltd.	20%			
Reeves	Au, Cu, Zn	3		-		100%	
Sheraton – Timmins (Falconbridge Option)	Cu, Zn, Au, Ag	314	(includes two patented parcels - 8 units)	-	to Falconbridge Limited	100%	35%
Total Ontario		**924**					
B.C. Properties: 8	**Cariboo Region**						
Cariboo	Au	80			from Imperial Metals Corporation	0%	100%
	Omineca Region						
End Lake	Zn, Pb, Ag	20		-		100%	
Ingenika	Zn, Pb, Ag	54		-		100%	
Swannell	Zn, Pb, Ag	76			from Teck Cominco Limited	0%	100%
Wasi Creek	Zn, Pb, Ag	66		-		100%	
Whistler	Zn, Pb, Ag	20		-		100%	
	Kootenay Region						
LJ	Zn, Pb, Ag	32				100%	
	Shuswap Region						
Myoff Creek	Ta, Nb	96		-		100%	
Total B.C.		**444**					
Total Properties: 15	**Total Units: 1,368**		**Total Area (Hectares): 25,884**				

The following is a brief description of the Issuer's properties.

ONTARIO

Sheraton-Timmins Property, Ontario

The Sheraton-Timmins Property is the Issuer's most advanced project. It is located 43 kilometres east of Timmins in the Sheraton and Timmins Townships (Latitude: 48°22', Longitude: 80°45', NTS: 42A/7). The property, which comprises 5024 hectares and encompasses 28 unpatented mining claims (286 unpatented claim units), two surface and mining rights leases (20 units) and two patented lots (8 units), is accessed by driving 35 kilometres east from Timmins on Highway 101, then 16 kilometres south on the well maintained Gibson Lake gravel road; and finally, northeast for 1.7 kilometres on a minor bush road. From this point, access to the drill sites is only a few hundred metres via rough bulldozer trails. The highway is well maintained and salted in poor weather conditions, and the Gibson Lake road is kept ploughed, but snowpacked, during the winter.

A hydroelectric power line and natural gas pipeline parallel the highway. Fresh water, aggregate for concrete backfill and ballast are readily available in the area.

The nearby city of Timmins provides a source of experienced mining, milling and exploration personnel, as well as mining equipment sales and service outlets. The Issuer is not aware of any environmental concerns at this time. Knight Piésold was retained in 1998 to carry out an Environmental Base Line Study on the property. As a result, the Issuer carried out a 12 month water monitoring program, which will be used as a base for more detailed studies at a later date.

The Issuer holds a 100% interest in the two surface and mining rights leases (20 units), 28 unpatented mining claims (286 units) and two patented lots (8 units). The patented parcels are subject to a 3% Net Smelter Return Royalty ("NSR") to the Roman Catholic Episcopal Corporation of the Diocese of London in Ontario and a 2% NSR to Louis J. Neverette. The two leases cover 323.3 hectares and were issued on November 1, 1999 for an initial term of 21 years. The acquisition of the two leases provides the Issuer with the securest form of tenure over the known deposit.

In October 2001, the Issuer announced that business terms were agreed to, in principle, with Falconbridge whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in the property. Falconbridge would earn a 50% interest in the property by making cash payments of $500,000 and property exploration expenditures of $3.725 million over five years. An additional 20% interest would be earned by Falconbridge completing a feasibility study, making a $1.0 million cash payment and agreeing to finance 100% of pre-production costs.

It was announced in April 2002 that the agreement with Falconbridge had been amended whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Issuer's share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Issuer who will have nine months to raise its share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Issuer, at the Issuer's option, to fund its share of costs second. That is, the Issuer will be required to fund its 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Issuer's share of revenues from production.

The Issuer's Sheraton-Timmins Property is located within the 2,750 to 2,670 million year (Ma) old Archean Abitibi Subprovince in the central Superior. The Abitibi Subprovince is dominated by meta-volcanic and sedimentary assemblages and granitoid intrusive rocks. Komatiitic, tholeiitic and calc-alkaline rocks formed in oceanic settings between 2,750 and 2,700 Ma, but mainly in the interval 2,720 to 2,700 Ma; turbidite-dominated assemblages formed between 2,700 and 2,680 Ma; and alkalic volcanic rocks and fluvial-alluvial sediments formed between 2,680 and 2,670 Ma ago. Granitoid intrusive rocks include 2,740 to 2,690 Ma old tonalite-trondjhemite-granodiorite batholiths; smaller 2,700 to 2,680 Ma old granodiorite intrusions and 2,690 to 2,670 Ma old syenite intrusions.

Mineralization in the Abitibi Greenstone Belt is of major economic significance, and there is extensive literature on its geology and mineral deposits (Ayer et al., 1997, and references therein). Many large tonnage, high grade deposits of 'lode gold' and polymetallic (Cu, Zn, Pb, Ag, Au), volcanogenic massive sulphide ("VMS") deposits have been, and continue to be, mined. Magmatic Ni-Cu-PGE deposits are also significant. The Timmins area is one of the major mining camps in the Abitibi Greenstone Belt. It contains some significant base metal deposits, with which the Cross Lake discovery has been compared.

The Kidd Creek Zn-Cu-Ag VMS deposit is located in the 2,715 Ma old Kidd-Munro Assemblage 25 kilometres north of Timmins. The Kamiskotia Assemblage, dated at 2,705 million years (Ayer et al. 1997; Barrie and Davis, 1990), hosts a number of base metal deposits in a sequence dominated by tholeiitic mafic and felsic volcanics 15 kilometres to the west of Timmins. The Cross Lake Zone host rocks have been age dated as 2,703 Ma by the OGS.

The geological setting of the Cross Lake deposit appears to differ from both Kidd Creek and Kamiskotia, although it may be the same age as the latter. At both Kidd Creek and Kamiskotia, the base metal deposits are associated with highly evolved rhyolites. Preliminary partial analysis of the chemistry of the rhyolitic rocks at Sheraton Township by Bowen (1998) suggests that they resemble F1 rhyolites as defined by Lesher et al (1988), but cautions that their classification was based on a small number of samples. These are distinct from those at Kidd Creek and Kamiskotia.

However, the major element chemistry of rocks from the Cross Lake Zone, described by Bowen, is similar to that of rocks from the Kamiskotia area. Bowen also notes that the Cross Lake Zone coincides with a zone of strong sodium depletion (Na<1%).

Another type of mineralization in the Timmins camp, which may be pertinent to the current work of the Issuer and its partners on the Sheraton Lake Zone is the porphyry copper deposit hosted by the Pearl Lake Porphyry. Pyke (1982) cites a reserve of 8 million tons exceeding a cut-off grade of 0.7%, within a potential resource of 80 million tons.

Two uneconomic base metal mineral deposits have previously been discovered in this belt of rocks: the Tillex copper deposit in Currie Township, and the Seaway zinc showing in Bond Township.

The Tillex deposit is a near surface subeconomic zone of mineralization with an estimated reserve of 1.3 million tonnes at 1.3% to 1.6% Cu, hosted within feldspar porphyry and argillaceous sediments. Recent relogging of core and reinterpretation by Falconbridge staff indicates that the copper mineralization is hosted within an argillite unit on either side of a feldspar porphyritic dyke and within the dyke itself and occurs mainly as seams, stringers, bands, blebs, patches and fine disseminations of chalcopyrite. The best base and precious metal values returned from Tillex diamond drilling include: 2.0% Cu over 17.07 metres, 0.69% Zn over 7.62 metres, 20.92 g Au over 1.06 metres and 290 g Ag over 1.53 metres. The mineralization style can best be described as Cu-stockwork or even "porphyry-style", but does not fit a classic VMS model.

The Seaway occurrence to the west in Bond Township reportedly has returned values of 3% Zn and 0.26% Pb over 12.8 metres within interflow cherty rocks and lapilli tuff.

The Queenston-Strike Cu-Zn-Ag deposit, which is located in Robertson Township some 30 kilometres to the south of the Cross Lake Zone, may also be in the same sequence, but correlation is less certain at the present time. Queenston intersected massive pyrite containing sphalerite and chalcopyrite over short intervals, including:

Hole #	Cu (%)	Zn (%)	Thickness (metres)
90-3	1.9	0.83	4.5
90-4	0.93	5.17	4.3

The mineralization is described as VMS overlying a broad zone of stringer sulphides in silicified and chloritic basalt. Queenston's whole rock analytical work indicates that the 'felsic' lithologies are altered basalt. Queenston noted that zinc mineralization was associated with the siliceous alteration, while copper was more prominent in chloritic altered zones.

There are no previously known mineral occurrences on the Sheraton-Timmins Property. Minor zinc and copper mineralization was identified during the Issuer's 1993 drilling program. The Issuer's drilling since 1997 has identified a significant zinc-copper-lead-silver-gold occurrence.

No previous substantial exploration work has been reported on the current Sheraton-Timmins claim block. Kam-Kotia Mines mounted a detailed program immediately east of the Issuer's ground, but only Lac Minerals, Cominco and Placer Dome have worked within the current claim boundaries.

Year	Companies/Individuals	Work Performed
1934	J.P. Roy	Sampling
1971-74	Cominco Ltd.	Aeromagnetic survey and combined AEM-magnetic surveys
1983	Papont Resources Inc.	Geological & ground magnetic surveys
1986	Lac Minerals	Ground magnetic surveys & five diamond drill holes
1986	Placer Development	VLF & magnetic surveys

Several periods of exploration work were performed in the northeast corner of the township since at least 1910, when gold was found in quartz-carbonate veins within a syenite and chlorite schists (Berry, 1940). Berry (1940) also reported work performed in 1937 at Dougherty Lake.

The Issuer initiated acquisition of the Sheraton-Timmins Property in 1991 on the basis of favourable geology identified by previous exploration and government mapping programs, and the presence of untested anomalies outlined on the 1983 Black River-Matheson (BRIM) airborne geophysical survey performed by the Ontario Geological Survey (OGS).

In 1991 the Issuer purchased 51 claims in Timmins Township to cover the rhyolite-basalt contact thought to be the extension of that in Currie-Bowman, and in the same package as the Queenston-Strike Cu-Zn occurrence in Robertson Township. Records of earlier work in the area also indicated that many of the rocks are depleted in sodium, a characteristic of alteration zones below VMS deposits. In addition, 32 claims were acquired in Michie Township and a further 16 in Sheraton Township which were to become a key part of the Sheraton-Timmins project.

No further work was performed until 1993, when the Issuer surveyed its original 16 unit claim block in Sheraton Township using ground magnetic and horizontal loop electromagnetic ("HLEM") methods. Two conductors were identified and tested by four diamond drill holes at the end of 1993. The eastern conductor contained 15 metres of zinc-bearing semi-massive to massive pyrite and felsic breccia between carbonated basalt and graphitic metasedimentary rocks. Anomalous values of copper were found deeper in the hole. The western anomaly, tested by a single hole, numbered CLS 93-4, contained 65 feet of massive sulphide and siliceous breccia with zinc values up to 6,500 ppm between carbonated basalt and rhyolite. The Issuer reported lithological similarities with

Kamiskotia felsic breccias and sulphides. Additional electromagnetic ("EM") surveys outlined targets to the north and south.

These results were encouraging in indicating the presence of a significant pile of felsic volcanic and volcaniclastic rocks in the area, similar to those known in Currie and Bowman Townships and, possibly, at Kamiskotia. The potential for both gold and base metal mineralization was recognized, and additional claims were accumulated in the area.

Subsequently in 1996 widely spaced reconnaissance induced polarization ("IP") survey lines were used to cover additional parts of the claim group. The IP anomaly tested by hole CLS 93-4 was traced northward, for 1,200 metres where it abutted a northeast-trending IP anomaly. The northern part of the north-south anomaly was duly tested by holes CLS 97-2 and 3, and the northeast trending IP anomaly by hole CLS 97-1, which intersected significant base metal values. More closely spaced IP lines were surveyed perpendicular to the northeast-trending IP anomaly to optimize the subsequent drill program.

In 1997, a total of 36 holes in 13,610 metres was drilled which was highlighted by the discovery of high grade mineralization in Hole CLS 97-16 (33 metres, from 278 to 311 metres, grading 6.71% zinc, 0.16% copper and 215.4 grams per tonne silver) in October 1997.

In 1998, the Issuer carried out three phases of drilling, totalling 12,849 metres in 33 holes. Knight Piésold was retained to carry out an Environmental Base Line Study on the property. The purpose of the study was to conduct a standard preliminary site investigation and to identify potentially sensitive areas which the Issuer may need to address in the future. As a result, the Issuer carried out a 12 month program of water sampling and assaying in certain areas.

Work performed in the second and third phases of 1998 drilling concentrated on the Cross Lake Zone of zinc-copper-silver mineralization and its strike and depth extensions. Geological work included diamond drilling, petrographic and lithogeochemical studies. Geophysical work included an airborne magnetic and aeromagnetic survey over the claims in Timmins Township: ground IP, magnetic, mise-a-la-masse, self potential and Pulse EM surveys; and borehole mise-a-la-masse and Pulse EM surveys. Geochemical work has consisted mainly of B-horizon soil sampling.

During these phases, the Issuer completed 14 diamond drill holes, for a total of 6,845 metres. Hole numbers CLS 98-53 to CLS 98-61 were drilled between May 1 and July 2, 1998. Following completion of mise-a-la-masse and Pulse EM surveys, a review was made of all data and 5 diamond drill holes (CLS 98-62 to CLS 98-66) were drilled from October 13 to November 24, 1998. Hole CLS 98-59 was deepened at the end of November, in order to test a Pulse EM anomaly inferred to lie beyond the bottom of the hole.

During 1999, the Issuer conducted two phases of drilling. Both phases established that the sulphide content increases down plunge; confirmed that the zinc/silver mineralization continues down dip and remains open at depth; and provided a number of new target areas to be tested. Pulse EM surveying of holes CLS 99-67, 69 and 70A showed the presence of conductive bodies below these holes, indicating that conductive sulphides continue to depth. A coarse fragmental breccia was identified in holes CLS 99-67, 69 and 70A, and is the continuation of the rhyolite breccia in hole CLS 98-63 that lies stratigraphically above the zinc zone. This coarsening breccia suggests that a rhyolite volcanic centre occurs down plunge in the direction of the increasing sulphide content and corresponding borehole Pulse EM anomalies. Additional drilling was recommended in this area.

The first phase, in the spring of 1999, consisted of 2,632 metres of NQ diamond drilling in five holes, followed by bore-hole and surface Pulse EM surveys, which continue to be an effective tool in tracing conductive sulphide zones. The program was successful in several ways: discovering the new Footwall Zone, with hole CLS 99-69 indicating a stacked sulphide system; verifying the continuity of the mineralization in the Cross Lake Zone with infill holes CLS 99-67 and 99-69; extending the Cross Lake Zone 150 metres downplunge from CLS 98-59 with hole CLS 99-70A for a total length of 1,000 metres downplunge; and, intersecting conductive mineralization in all

Pulse EM anomalies drill tested.

The second phase of work, in November 1999, consisted of five NQ drill holes totalling 1,338 metres. The highlight of the program was the extension down dip of the zinc-silver mineralization at the northeast end of the Cross Lake Zone, thereby enhancing the possibility for open pit extraction in this area. Holes CLS 99-73, 74 and 75 were successful in expanding the near surface zinc-silver mineralization in the Cross Lake Zone. Although no significant economic mineralization was encountered in holes CLS 99-71 and 72, which were drilled 500 and 1,000 metres to the northeast of the Cross Lake Zone, the presence of the wide spread felsic (rhyolite) pile to the northeast indicates that there is a large under-explored area favourable for hosting VMS type deposits.

In February 2000, the Issuer received results from the preliminary metallurgical testing carried out in December 1999, by International Metallurgical and Environmental Inc., Kelowna, B.C., under the direction of Jeffrey B. Austin, P.Eng. The report concluded that "...the materials are amenable to traditional process techniques with very good metallurgical performance expected. At this point in time there are no looming metallurgical impediments to the development of a flotation process to recover copper, zinc and silver values from these materials." Furthermore, "with both samples [copper-silver and zinc-silver], final concentrates of saleable base metal grades were produced with very high overall recoveries of metals. Silver deportment to the base metal concentrates was very good for both samples." These results further enhanced the project's potential, though more detailed metallurgical work will be required, as the project progresses.

During the summer of 2000, the Ontario Geological Survey completed airborne geophysical surveys over the property, as part of its "Operation Treasure Hunt," a two-year, $19 million geoscience initiative. The survey revealed a number of conductors, including one over the centre of the Cross Lake Zone, which was immediately east of the deepest drilling and coincident with the conductors that were earlier indicated by borehole Pulse EM surveys carried out in deep diamond drill holes. This correlation enhances the exploration potential for any additional airborne conductors that are on the property. The Issuer engaged Roger J. Caven, BASc, P.Eng., Consulting Geophysicist, who completed a detailed review and interpretation of the airborne survey and provided recommendations as to specific targets.

In September 2000, the Issuer received the results of a soil sampling program conducted directly over the Cross Lake Zone that employed the Mobile Metal Ions ("MMI") analytical method. Results revealed a strong zinc anomaly directly over the sub-crop of the Cross Lake Zone. This direct correlation between surface soil samples and a known drilled zinc resource is significant in that the MMI procedure provides the Issuer with an additional exploration tool to test other geophysical anomalies on the Property.

Based on a compilation of all the geological, geochemical and geophysical data received to date, including the survey results from "Operation Treasure Hunt" and the MMI soil sampling, the Issuer resumed a program of NQ drilling in November 2000. An initial hole, CLS 00-76, was targeted to test a favourable area for VMS deposition 650 metres below surface in the Cross Lake horizon.

The hole was drilled to a depth of 739 metres to test the area 200 metres below and down-plunge to the east of the Cross Lake Zone zinc-copper-lead-silver mineralization. The hole intersected the expected hanging wall sequence of crystal tuff, felsic tuff, feldspar porphyry dykes and 13 metres of the projected mineralized horizon of sericitic and carbonate altered felsic volcanics with disseminated and semi-massive pyrite, some of which was anomalous in copper. The 13 metre Cross Lake Zone felsic volcanic unit was cut off by a fault and the hole entered unaltered crystal tuff, which was drilled for 107.3 metres to the final depth of 739 metres. In Hole CLS 99-69, located 200 metres above CLS 00-76, a 15 metre interval of unaltered crystal tuff was intersected in the Cross Lake Zone of altered felsic volcanics. This indicated that a thick, wedge-shaped, block of crystal tuff has been thrust upwards into the altered felsic volcanics, splitting the favourable host rock. This wedge appears to be thickening with depth. The hole was stopped in the crystal tuff in order to complete a borehole Pulse EM survey. As no significant conductors were observed, the drilling was halted. Although no significant mineralization was intersected, this hole did confirm that the mineralized horizon is plunging to the west. The Cross Lake Zone is still open to the west at depth and future work would be designed to test this area.

An additional MMI soil sampling program carried out in November and December 2000 was successful in delineating the known Cross Lake Zone base metal mineralization. This method was also used to test seven airborne EM conductors outside of the Cross Lake Zone that were outlined by the OGS "Operation Treasure Hunt" geophysical survey. The results have yielded three coincident high priority anomalies which requires further work.

No field work was conducted on the property during 2001. It is expected that Falconbridge, once the formal option/joint venture documentation is completed, will conduct exploration on the property this year.

During drilling programs, the Issuer maintained the following sampling and analytical procedures:

Diamond drill core was placed in core trays and wired closed at the drill shack. It was picked up twice daily at shift changes by Cross Lake personnel and taken to the Issuer's warehouse-office in Porcupine. Mineralized intervals were sawn in half. Half the core was kept for reference and the other half labelled, bagged and shipped to ALS Chemex in Toronto. Core was crushed and pulverized in Chemex's Toronto preparation laboratory and the pulps shipped to Vancouver for analysis.

Core was routinely analyzed by ICP AES methods for 32 elements including Cu, Pb, Zn and Ag; and for gold by the fire assay-AAS procedure. Samples returning high values of base metals were routinely check-assayed.

Selected samples were subjected to whole rock analysis of major elements and to petrographic examination.

Exploration programs were supervised by the Issuer's Vice President, Exploration, Jim Miller-Tait, P.Geo.

To December 31, 2001, the Issuer completed 84 diamond drill holes, totalling 31,676 metres. A summary of significant intersections since 1997 follows on Table 2:

TABLE 2
Sheraton-Timmins Property
Summary of Significant Intersections (1997-2001)

Drill Hole	From (m)	To (m)	Core Length (m)	Zn (%)	Cu (%)	Ag (g/t)
CLS 97-1	173.0	177.0	4.0	2.70	-	26.2
	194.2	195.2	1.0	-	2.19	24.8
	258.0	260.0	2.0	-	2.53	8.3
CLS 97-4	152.5	192.0	39.5	1.32	-	18.5
CLS 97-6	184.5	191.5	7.0	2.60	-	32.9
	207.1	211.5	4.4	2.11	-	7.7
CLS 97-16	278.0	311.0	33.0	6.71	0.16	215.4
CLS 97-17	251.0	255.0	4.0	-	3.24	35.5
	304.5	311.0	6.5	4.18	0.12	11.5
CLS 97-18	420.5	422.0	1.5	3.35	-	13.4
CLS 97-19	183.5	200.0	16.5	1.35	-	24.0
incl.	195.1	200.0	4.9	2.46	-	15.0
CLS 97-20	192.1	194.0	1.9	2.53	-	15.5
CLS 97-21	222.5	246.5	24.0	2.16	0.40	52.8
incl.	243.5	246.5	3.0	4.52	2.74	222.0
CLS 97-22	410.1	462.5	52.4	1.41	-	10.0
incl.	417.5	423.5	6.0	2.96	-	6.5
CLS 97-23	323.0	345.5	22.5	-	1.41	7.5
incl.	330.5	335.0	4.5	-	4.74	18.5
CLS 97-24	180.5	192.5	12.0	2.80	0.12	51.6
CLS 97-25	254.0	257.0	3.0	-	2.21	8.1
	287.0	290.0	3.0	-	1.95	7.8
CLS 97-27	380.8	382.0	1.2	-	1.59	3.2
	450.5	453.5	3.0	2.73	-	6.4
CLS 97-28	615.5	621.5	6.0	1.65	-	29.3
	629.0	651.5	22.5	1.35	-	40.0
incl.	629.0	636.5	7.5	1.54	-	91.0
CLS 97-29	289.0	336.5	47.5	-	1.07	6.3
incl.	293.0	302.0	9.0	-	3.05	11.0
CLS 97-31	346.0	365.0	19.0	-	1.38	11.2
incl.	349.8	357.5	7.7	-	2.42	14.0
	395.6	398.2	2.6	2.37	1.29	123.3
CLS 97-35	227.0	231.5	4.5	2.98	-	20.7
CLS 98-37	293.7	312.5	18.8	0.12	1.73	20.9
incl.	293.7	298.5	4.8	0.28	2.65	17.8
CLS 98-38 [1]	437.7	439.4	1.7	-	0.35	20.8
CLS 98-39 [2]	641.0	642.5	1.5	-	-	3.0
CLS 98-40	60.5	106.1	45.6	1.83	-	34.4
incl.	60.5	71.0	10.5	2.99	-	17.6
and	101.0	106.1	5.1	2.34	0.22	125.6
CLS 98-41b	129.0	151.0	22.0	2.02	-	26.5
CLS 98-42	77.0	112.5	35.5	2.20	-	42.2
CLS 98-43	58.5	89.3	30.8	1.14	-	20.8
CLS 98-44	130.0	171.0	41.0	1.24	-	22.8
incl.	130.0	139.0	9.0	2.25	-	36.8
CLS 98-45	138.0	149.3	11.3	1.30	-	9.8
incl.	138.0	144.0	6.0	1.77	-	13.7
CLS 98-46	164.0	201.5	37.5	1.25	-	9.9
incl.	174.3	180.5	6.2	2.63	-	12.0
CLS 98-47	103.5	134.5	31.0	1.73	-	35.8
incl.	118.5	123.0	4.5	2.92	-	80.3
and	128.5	134.5	6.0	2.84	-	49.8
CLS 98-48	314.0	355.4	41.4	1.80	-	15.0
incl.	326.2	335.0	8.8	2.15	-	29.5
and	343.9	350.0	6.1	3.35	-	11.7
CLS 98-49	39.5	81.5	42.0	2.63	0.12	73.6
incl.	61.6	72.0	10.4	5.78	0.37	180.8
CLS 98-50	120.5	134.0	13.5	2.39	0.21	63.2
CLS 98-51	75.5	90.5	15.0	1.86	0.11	99.1
incl.	78.5	86.0	7.5	3.21	0.11	176.2
CLS 98-52	141.5	143.8	2.3	-	1.23	19.7
CLS 98-53	428.0	429.5	1.5	-	1.47	7.4
	443.0	446.0	3.0	2.72	-	6.8
CLS 98-55	152.0	158.0	6.0	-	1.03	2.5
CLS 98-56	276.5	284.0	7.5	1.98	-	5.1
CLS 98-57	578.0	585.5	7.5	1.01	-	38.2
	599.0	603.5	4.5	1.27	-	41.9
CLS 98-58	246.5	248.0	1.5	-	1.25	3.0
	264.5	267.5	3.0	-	1.38	4.8
CLS 98-59 [3]	506.0	626.0	120.0	1.03	-	11.6
incl.	534.5	539.0	4.5	2.88	-	4.6
and	573.5	578.0	4.5	2.18	-	16.9
and	602.0	605.0	3.0	2.61	-	5.7
and	624.5	626.0	1.5	2.78	0.64	25.4
CLS 98-60	137.0	138.5	1.5	-	1.91	6.8
	314.2	314.7	0.5	6.30	-	3.0
CLS 98-63	393.5	434.0	40.5	1.90	-	35.7
incl.	395.0	401.0	6.0	5.56	-	93.0
CLS 99-67	365.0	375.5	10.5	1.88	-	10.4
incl	368.0	374.0	6.0	2.13	-	8.2
CLS 99-70-A	665.0	700.5	35.5	1.24	-	11.4
incl	678.5	683.0	4.5	2.91	-	14.5
CLS99-73	158.0	201.5	43.5	1.12	-	18.8
incl.	158.0	167.0	9.0	2.46	-	31.5
and	192.5	200.0	7.5	2.13	-	36.2
	225.5	228.5	3.0	3.24	-	5.9
CLS99-74	50.0	92.5	42.5	1.66	-	36.4
incl.	50.0	62.0	12.0	2.42	-	23.6
and	77.0	92.5	15.5	1.64	-	63.2
CLS99-75	206.0	251.0	45.0	1.47	-	23.2
incl.	206.0	215.0	9.0	2.09	-	25.7
and	218.0	225.5	7.5	1.74	-	32.2
and	245.0	251.0	6.0	2.28	-	8.9

1. Includes 7.9 g/t Gold
2. Includes 4.4 g/t Gold
3. Includes 11.4 g/t Gold over 1.4m from 438.6-440.0

A summary of work conducted by the Issuer on the property from 1993-2001, is as follows:

Exploration Programs 1993-2000	
Date/ Author	**Description**
November 2000	Diamond drilling: hole CLS 00-76; total 739 m; soil sampling using MMI method, Pulse EM survey
Oct to Dec 1999	Diamond drilling: holes CLS 99-71 to 99-75; total 1,338 m; Pulse EM
March to May 1999	Diamond drilling: holes CLS 99-67 to 99-70 and 99-70A; total 2,632 m; Pulse EM
Oct. to Nov. 1998	Diamond drilling: holes CLS 98-62 to 98-66; total 2722 m; Pulse EM; mise-a-la-masse
May – July 1998	Diamond drilling: holes CLS 98-53 to 61; total 4123 m; Pulse EM; mise-a-la-masse
Jan. - March 1998	Diamond drilling: holes CLS98-36 to 52; total 5813 m; Pulse EM; mise-a-la-masse
Nov. to Dec 22, 1997	Diamond drilling: holes CLS 97-18 to 35; total 8623 m
Sept.-Oct. 1997	Diamond drilling of IP anomaly defined in May 1997. Eleven holes: CLS 6 to 9, 11 to 17, total 3,585 metres. Resulted in discovery of high grade Zn, Cu, Pb, Ag mineralization in massive sulphides in hole CLS 97-16.
June-July 1997	Diamond Drilling: 2 holes: CLS 97-4 & 5, each side of Hole CLS 97-1; total 655 m
May 1997 Dan Patrie, June 1997	IP, 26 line kilometres, 50 metre dipole spacing. East-west lines spaced 100 metres apart, and SE-NW lines spaced 70 metres apart to better define the mineralization found in hole CLS 97-1. IP on the SE-NW grid defined a 560 metre long moderate to strong IP anomaly oriented northeast-southwest.
Feb.-March, 1997 Dan Patrie, May 1997	Line Cutting: HLEM: 48 kilometres Magnetics: 63.8 kilometres. Designed to test airborne EM anomalies. Coincident Magnetic-HLEM anomalies detected. (some previously drilled).
January 1997 R.S. Middleton, June 1997	Diamond drilling: Holes CLS 97-1, 2 and 3. 747 metres BQ. CLS-1 intersected several zones of Cu or Zn mineralization associated with a northeast-southwest striking IP anomaly. CLS-2 and CLS-3 tested a separate north-south striking IP anomaly, finding disseminated pyrite, but only low Cu, Zn and Au.
July-August R.J. Daigle, June 1996, R.J. Daigle, Aug 1996	Enlarged upon June survey: Con. 1-IV, lots 6-8; primarily Con IV, lots 7, 8: 39 kilometres line cutting, 8 kilometre IP; 31 kilometres of magnetics 30 kilometre IP on 50 metres dipole spacing
June 1996 R.J. Daigle, June 1996	Test surveys, 8.4 kilometre IP on 6 lines, 50 metres dipole. Con. IV, Lots 7, 8. Magnetic survey
October 1993 Middleton, R.S. 1995	Diamond drilling: 4 holes (CLS-93-1, 2, 3 and 4) for 702 metres tested north-south HLEM conductors in Sheraton Tp, Con 4, lots 6,7; pyritic-graphitic argillite and massive pyrite-pyrrhotite unit found, with fine grained magnetite, minor chalcopyrite and sphalerite, calcite and ankerite; possible exhalite; rhyolite, basalt, porphyry. Hole CLS 93-4 tested a conductor in Con 4, Lot 8, and intersected massive pyrite with anomalous zinc values.

Exploration Programs 1993-2000	
Date/ Author	**Description**
July 1993 - June 1994 Caven, R.J., June 1995, July 7, 1993	Line cutting: 46 kilometres, Magnetics and HLEM: 40 kilometres; IP: 6.075 kilometres on 8 lines; 25 metre dipole spacing.

Currie-Bowman Property, Ontario

The Currie-Bowman Property is located 54 kilometres east of Timmins in the Bowman and Currie Townships (Latitude: 48°29', Longitude: 80°34', NTS: 42A/7, 8, 9, 10). The property comprises 2,192 hectares and encompasses 33 unpatented claims (137 claim units). Highway 101, the main road from Timmins to the east and south, follows the northern boundary of the two townships and joins the Trans-Canada Highway 11, just west of the village of Matheson in the northeast corner of Bowman Township. The property can be reached by several all season gravel roads which run south from Highway 101 along township and lot lines. Old lumber and drill roads within the claims provide access for all-terrain vehicles and snow machines.

The Issuer holds a 40% interest in the 137 unpatented claim units, with Echo Bay Mines Ltd. ("Echo Bay") having the right to earn up to a 60% interest from Falconbridge. The property, which is subject to NSRs ranging from 1% to 3%, was optioned to Falconbridge in January 1995. In October 1996, Falconbridge earned a 50% interest in the property and provided notice of its interest to exercise its right to earn a further 10% interest therein, for a total of 60%. In December 1998, Falconbridge assigned its interest in the property to Echo Bay. Echo Bay has spent the remaining $50,000 required to earn the additional 10% and will have to spend an additional $500,000 to earn all of Falconbridge's 60% interest, subject to certain back-in and exploration rights on base metals. In consideration of the Issuer waiving its first right of refusal under its agreement with Falconbridge, the Issuer will not be required to make joint venture contributions while Echo Bay expends the additional $500,000 necessary to earn-in. This has allowed the Issuer to maintain its 40% interest in the Property without having to make any financial contributions to-date but it is anticipated that Echo Bay will complete their earn-in during the second quarter of 2002 and joint venture contributions may be required later this year.

Due to lack of outcrop, most of the geology of the Currie-Bowman Property has been interpreted from historical drill core. The Currie-Bowman target stratigraphy is the Marker Horizon and is interpreted to be a belt of felsic to intermediate volcanics with associated intrusive rocks and lesser wacke to argillitic sedimentary rocks that occur at the contact between the major Kinojevis group (tholeiitic mafic volcanic rocks) and Stoughton-Roquemaure group (komatiitic, mafic-felsic volcanic rocks). This rock sequence coincides with a strong regional lineament (BRIM Lineament) located approximately 12 kilometres south of the major Destor-Porcupine Fault. The rock sequence trends east-northeast along a major geophysical feature from Sheraton Township for 40 kilometres through Bond, Currie, Bowman and Hislop Townships. Seven linear clusters of strong airborne INPUT conductors are spaced at 4 to 8 kilometre intervals along the target stratigraphy, two of which are associated with known base metal sulphide occurrences: the Seaway Pb-Zn prospect in Bond Township and the Tillex Cu Deposit in Currie Township. The Marker Horizon has a U-Pb age of 2,706+/- 2 Ma and is time-equivalent to the Kamiskotia complex in the Timmins area.

The Quaternary cover in the Currie-Bowman area consists of five distinct units beginning with two older tills with associated sediments overlain by fossiliferous nonglacial Owl Creek beds followed by the Matheson Till and finally the glaciolacustrine clays and silts of the Barlow-Ojibway Formation. This formation, which

provided most of the soil samples for enzyme leach geochemical analysis, grades upwards from proximal rhythmites composed of silt and sand into distal rhythmites composed of clay and silt. This formation was deposited in proglacial Lake Barlow-Ojibway as the ice retreated approximately 9,000 years ago.

The Falconbridge program was not successful in identifying any significant signs of VMS mineralized systems but did uncover a zone with some potential for gold. In the area of Grid B in Currie Township, a zone of sheared, sericitized feldspar porphyry mineralized with up to 10% pyrite in disseminations and laminae, and with associated minor sphalerite blebs in quartz-carbonate veinlets was found to carry interesting values of Au, Ag with minor associated Zn. Best values were found in hole CUR32-2 which carried 3.5 g/t Au, 14 g/t Ag and 0.31% Zn over 2.25 metres at a depth of 222 metres.

Because of the Quaternary cover, the area of the claims saw little significant activity during the earlier days of gold exploration in the Timmins area. Following the discovery of the Kidd Creek base metal massive sulphide deposit north of Timmins in the 1960s, however, the renewed interest in the region led to airborne geophysical surveys and ground exploration follow-up over much of the region including Currie and Bowman Townships, where a narrow, east-west trending belt of felsic metavolcanics was known to exist from earlier work. In the mid 1970s, the Tillex Syndicate discovered a small copper deposit in the central part of Currie Township near the boundary with Bowman Township and since then a number of companies have explored along the extensions of this felsic metavolcanic belt.

The following is a summary of significant exploration on the Currie-Bowman Property and immediately surrounding area.

Year	Companies/Individuals	Work Performed
1967	Selco Exploration Ltd.	Drilling (1 hole)
1973-75	Derry, Michener & Booth	Ground geophysics, geology & overburden drilling
1974-75	Tillex Syndicate	Drilling (31 holes)
1976	Falconbridge Nickel Mines Limited	Ground magnetic & EM surveys
1977	Falconbridge Nickel Mines Limited	Ground EM surveys (HLEM)
1980-81	Asarco Exploration Company	Drilling (9 overburden holes) & diamond drilling (2 holes)
1981-82	Westmin Resources Ltd.	Ground magnetics
1982	Kidd Creek Mines Ltd.	Airborne geophysical survey
1983	OGS	Combined INPUT-EM & magnetometer survey
1984	Asarco Exploration Company	Drilling (1 hole)
1985	Kidd Creek Mines Ltd.	Overburden drilling (49 holes)
1985	Noranda Exploration Co.	Ground magnetics, HLEM & VLF surveys
1986	Cominco	Linecutting, ground geophysics & diamond drilling
1988-90	Cross Lake Minerals Ltd.	Whole rock geochemical study & geological mapping
1989	Westmin Resources	Drilling (1 hole)
1990-91	Granges Inc.	Linecutting, ground geophysics & diamond drilling (4 holes)
1995-96	Falconbridge Limited	Geophysics, soils geochemistry & diamond drilling
1998-2001	Echo Bay Mines Ltd.	Geophysics & diamond drilling

Between January 1995 and December 1996, Falconbridge carried out a major program of geophysics, soil

geochemistry and diamond drilling on the Currie-Bowman Property at a total cost of some $679,000. Grid lines were cut over all claims containing airborne INPUT conductors as well as those interpreted to be underlain by the target stratigraphic sequence, and total field magnetic and horizontal loop EM surveys completed on all lines. Soil samples (subsequently treated to enzyme leach analysis) were collected over all grid areas with EM anomalies to try to focus the next phase of exploration. More detailed grids were cut in 6 areas and a number of different surveys were used on several targets, including Moving Loop Pulse EM, In-Loop Time Domain EM and IP methods. Some of the drill holes were also surveyed by downhole Pulse EM methods. A total of 4,411 metres of diamond drilling in 16 holes was completed in three separate programs to test the targets identified by the ground geophysical and geochemical surveys. In general, no significant base metal mineralization was found to be associated with the coincident EM and enzyme leach anomalies. It was concluded that the enzyme leach technique may not be totally effective in thick glaciolacustrine overburden, despite the fact that an orientation survey identified base metal anomalies over the known Tillex deposit nearby. The depth and locally conductive nature of the overburden in the area also rendered some of the EM surveys ineffective but the IP method was considered to have identified some bedrock features.

In December 1998, Echo Bay carried out its initial program of IP surveying, followed by diamond drilling. Five holes totalling 1,549 metres were completed, with results as follows:

Drill Hole	Interval		Length (m)	Au (gpt)	Ag (gpt)	Zn (%)
	From	To				
CB-01	159.9	161.8	1.9	0.91	-	-
	165.8	170.0	4.2	0.64	-	-
CB-02	167.3	169.3	2.0	1.78	44.4	0.86
	187.3	201.0	13.7	0.89	18.3	0.85
incl.	187.3	191.7	4.4	2.25	24.0	2.40
CB-03	121.8	154.9	No significant assays			
CB-04	338.1	357.0	18.9	2.08	18.5	0.54
incl.	349.0	357.0	8.0	3.40	13.7	0.58
CB-05	237.0	248.3	11.3	0.29	-	-

In November 1999, 24 claim units in Currie and Bowman Townships were acquired under an option to earn either a 50% or 65% interest from Expatriate Resources Ltd. As these units formed part of the property, the Issuer could earn either a 20% or 26% interest therein. In April 2002, Echo Bay advised that the option on these 24 units had been terminated.

Early in 2000, Echo Bay carried out a five hole, 1,652 metre diamond drill program. Three holes, CB-06, 07 and 08, were drilled in the Grindstone Creek Zone to follow up on the previously drilled hole CB-04 which intersected 2.08g/t gold, 18.5g/t silver and 0.54% zinc over 18.9 metres. All three holes intersected the favorable horizon consisting of heavy pyrite mineralization with strong sericite alteration. The most significant results were in hole CB-07 which returned values of 3.95g/t gold, 132g/t silver and 3.0% zinc over 2.1 metres, from 271.9-274.0 metres on the hangingwall side of a diabase dyke, and 2.6g/t gold, 8.2g/t silver and 0.19% zinc over 5.05 metres, from 315.75-320.8 metres on the footwall side.

Two holes, CB-09 and CB-10, drilled to the west of the Grindstone Creek Zone on two separate IP targets, failed to intersect anomalous gold values or Grindstone Creek type alteration or mineralization.

A borehole Pulse EM survey identified drill targets in the Grindstone Creek Zone to depth and an IP survey, carried out in March 2001, identified drill targets east of the Zone. Echo Bay has advised that additional drilling will be carried out on the property in 2002.

Night Hawk Lake Joint Venture Property, Ontario

The Night Hawk Lake Joint Venture ("NHLJV") is located 41 kilometres east of Timmins in the Macklem, Bond, Currie, Sheraton and Thomas Townships (Latitude: 48°27', Longitude: 80°45', NTS: 42A/7, 10). The property, which comprises 6,224 hectares and encompasses 76 unpatented claims (389 claim units), extends eastward for some 24 kilometres from the eastern shore of Night Hawk Lake in Macklem Township to the western edge of Bowman Township.

Access can be gained to the western parts of the claim group by minor roads branching from the Gibson Lake road which leads south from Highway some 35 kilometres east of Timmins. Access to claims in the southeastern part of Bond Township can be made from Highway 101 at the northern edge of Bond Township. A secondary road heads south for about 8 kilometres from a point about 1.5 kilometres west of Shillington. During the summer, boat access can be gained via Moose Lake, and by snowmobile in the winter. Access to claims in Currie Township can be gained from a number of roads leading south from Highway 101 between Matheson and Shillington.

A hydroelectric power line and natural gas pipeline parallel the highway. Fresh water, aggregate for concrete backfill and ballast are readily available in the area.

The nearby city of Timmins provides a source of experienced mining, milling and exploration personnel, as well as mining equipment sales and service outlets.

The NHLJV is held by the Issuer, East West Resource Corporation ("East West") and Canadian Golden Dragon Resources Ltd. ("Golden Dragon") (collectively, the "Partners") on a 40-40-20 basis, respectively. The Issuer took over as operator in November 2000 when the current Partners acquired Repadre Capital Corporation's ("Repadre") previously held 60% interest on a pro-rata basis. As consideration, Repadre was granted a 2.5% NSR on the property. The Partners will have a one time right, at their option, to reduce the NSR royalty to 1.0% with the payment to Repadre of $1.5 million. Repadre's interest had been acquired via a merger with Golden Knight Resource Inc. ("Golden Knight") in April 1999.

In addition, the property is subject to the following NSRs:

Township	Property	Royalty	Agreement	Buy Back
Bond, Sheraton	7 claims (48 units)	3% NSR in favour of 113 Corporate Ventures Ltd.	Dec 15, 1995 and amended May 3, 1996 between CRN and 113 Corporate Ventures Ltd.	$1,000,000 for 2%; right of first refusal on 1%
Macklem	2 claims (24 units)	2% NSR in favour of 113 Corporate Ventures Ltd.	Dec 15, 1995 and amended May 3, 1996 between EWR and 113 Corporate Ventures Ltd.	$1,000,000 for 1%; right of first refusal on 1%
Macklem	3 claims (35 units)	2% NSR in favour of Pierre Maillet (90%) and Robert Rousseau (10%).	Jan 12, 1996 and amended May 3, 1996 between CGG and Pierre Maillet (90%) and Robert Rousseau (10%).	$1,000,000 for 1%; right of first refusal on 1%
Bond	3 claims (7 units)	2% NSR in favour of Denis LaForest (50%), Pierre Maillet (25%) and Raymond Richard (25%)	Jan 21, 1997 between CRN and Denis LaForest (50%), Pierre Maillet (25%) and Raymond Richard (25%).	$1,000,000 for 1%; right of first refusal on 1%

Township	Property	Royalty	Agreement	Buy Back
Sheraton	1 claim (4 units)	2% NSR in favour of Denis LaForest (33.33%), Denis Morin (33.33%) and Jacques Robert (33.34%).	Jan 31, 1997 between CRN and Denis LaForest (33.33%), Denis Morin (33.33%) and Jacques Robert (33.34%).	$1,000,000 for 1%; right of first refusal on 1%
Sheraton	4 claims (14 units)	3% NSR in favour of Larry Gervais (85%) and Donald Gervais (15%)	Sheraton Lake Property: Feb 3, 1997 between CRN (40%), EWR (40%), CGG (20%) and Larry Gervais (85%) and Donald Gervais (15%)	$1,000,000 for 1%; right of first refusal on 2%
Bond, Currie, Macklem, Sheraton, Thomas	76 claims (389 units),	2.5% NSR in favour of Repadre Capital Corporation	Nov 6, 2000 between CRN (40%), EWR (40%), CGG (20%) and Repadre Capital Corporation	$1,500,000 for 1.5%

In October 2001, the Partners announced that business terms had been agreed to, in principle, with Falconbridge whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in 347 claim units on the property located approximately 28 kilometres southeast of Falconbridge's concentrator and smelter complex. Falconbridge would earn a 50% interest by incurring exploration expenditures of $2.975 million over six years. An additional 20% interest would be earned by Falconbridge completing a feasibility study and agreeing to finance 100% of pre-production costs.

It was announced in April 2002 that the agreement with Falconbridge had been amended whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise their share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Partners, at the Partners' option, to fund their share of costs second. That is, the Partners will be required to fund their 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production.

The Cross Lake Sheraton-Timmins and NHLJV Properties are located within the 2,750 to 2,670 Ma – old Archean Abitibi Subprovince in the central Superior Province.

The Abitibi Subprovince is dominated by metavolcanic and metasedimentary assemblages and granitoid intrusive rocks. Komatiitic, tholeiitic and calc-alkaline rocks formed in oceanic settings between 2,750 and 2,700 Ma, but mainly in the interval 2,720 to 2,700 Ma; turbidite-dominated assemblages formed between 2,700 and 2,680 Ma; and alkalic volcanic rocks and fluvial-alluvial sediments formed between 2,680 and 2,670 Ma ago. Granitoid intrusive rocks include 2,740 to 2,690 Ma old tonalite-trondjhemite-granodiorite batholiths; smaller 2,700 to 2,680 Ma old granodiorite intrusions and 2,690 to 2,670 Ma old syenite intrusions.

The sinuous east-west trending Destor-Porcupine fault zone is an important structure which appears to have controlled the deposition of the 'Temiskaming' fluvial-alluvial sediments, as well as the distribution of the area's most important gold deposits. Some gold deposits are associated with east-northeast trending 'splays' from the Destor-Porcupine fault.

Pyke (1982) defined a regional stratigraphy in the Timmins area based on the recognition of a number of volcanic cycles. A suite of calc-alkalic felsic to intermediate volcanic and sedimentary rocks (the Marker Horizon, MERQ-OGS) separates the Stoughton-Roquemaure and Kinojevis groups in Currie and Bowman Townships, and is now inferred to be equivalent to Middle Tisdale rocks in the Timmins area. Unfortunately there is very little outcrop in the area of the Issuer's properties east of Night Hawk Lake, but drill hole data indicate the presence of felsic and intermediate calc-alkaline rocks which may correlate with this unit. Rocks in this area have been termed the Watabeag Assemblage by Jackson and Fyon who infer from regional evidence that their age is likely between 2,705 and 2,698 million years, simplified from Pyke (1982) and MERQ-OGS (1983), shows the distribution of the Marker Horizon and equivalent units underlying the Issuer's properties in the NHLJV, Sheraton-Timmins and Currie-Bowman areas.

The Vipond "99 unit" of the Middle Tisdale Group has been dated as 2,707 million years (Ayer et al., 1997); the Marker Horizon in Currie Township has been dated as 2,706 +/-2 million years; and the belt of "Upper Tisdale" rocks south of the Shaw Dome in Douglas Township as 2,703 (Corfu, 1993 and references therein). Hence it seems likely that the calc-alkaline volcanic rocks underlying much of the NHLJV area are correlative with similar units in the Middle Tisdale Group. This assemblage is a significant host to gold mineralization in the Timmins area, and to small base metal deposits in the Currie-Bowman area. Ongoing work by the Ontario Geological Survey is attempting to refine the chemistry, ages and correlation of these units in the subject area (Ayer et al., 1997).

North-striking diabase dykes of the Matachewan swarm are numerous, particularly in the eastern part of Sheraton Township. Many of these are non-magnetic. Strongly magnetic, east-northeast trending Keeweenawan diabase dykes are parallel to significant gold bearing structures.

Rocks of the Middle Tisdale Group host significant gold mineralization in the Timmins area. The Timmins area also contains some significant base metal deposits, with which the Cross Lake discovery has been compared. The Kidd Creek Zn-Cu-Ag VMS deposit is located in the 2,715 Ma old Kidd-Munro Assemblage; the Kamiskotia Assemblage, dated as 2,705 Ma (Barrie and Davis, 1990), hosts a number of base metal deposits in calc-alkaline high silica rhyolites within a sequence dominated by tholeiitic mafic volcanics. The geological setting of the Cross Lake deposit within a thick sequence of felsic to intermediate volcanic and volcaniclastic rocks differs from both Kidd Creek and Kamiskotia, although it may be the same age as the latter. At both Kidd Creek and Kamiskotia, the base metal deposits are associated with highly evolved rhyolites. Preliminary partial analysis of the chemistry of the rhyolitic rocks at Sheraton Township by Bowen (personal communication, December 1997) suggests that they are primitive with low contents of high field strength elements (Zr, Hf, Y, HREE). These are distinct from those at Kidd Creek and Kamiskotia. The chemistry of some mafic rocks from the Cross Lake Zone, however, is similar to that of mafic rocks at Kidd Creek and Kamiskotia.

Another type of mineralization in the Timmins camp, which may be pertinent to the current work on the Sheraton Lake Zone is the porphyry copper deposit hosted by the Pearl Lake Porphyry. Pyke (1982) cites a reserve of 8 million tons exceeding a cut-off grade of 0.7% Cu, within a potential resource of 80 million tons.

Two uneconomic base metal mineral deposits have previously been discovered close to the NHLJV Property: the Tillex copper deposit, and the Seaway zinc showing, both described in an earlier section of this report. In addition, the Queenston-Strike Cu-Zn-Ag deposit, which is located in Robertson Township

some 30 kilometres to the south of the Cross Lake Zone, may also be in the same sequence, but correlation is less certain at the present time. Queenston intersected massive pyrite containing sphalerite and chalcopyrite over short intervals, including:

Hole #	Cu (%)	Zn (%)	Thickness (metres)
90-3	1.9	0.83	4.5
90-4	0.93	5.17	4.3

The mineralization is described as VMS overlying a broad zone of stringer sulphides in silicified and chloritic basalt. Queenston noted that zinc mineralization was associated with the siliceous alteration, while copper was more prominent in chloritic altered zones.

Several gold showings have been reported: Laird (1931) described the Reid gold showing in Conc. 2, lots 5 and 6, Currie Township. Gold values of up to 0.21 oz/ton Au were returned from silicified pillow lavas. Small quantities of sphalerite, chalcopyrite and iron sulphides were also noted. Laird also reported on the Anderson gold discovery in Conc. 6, lot 6, Currie Township. Here, spectacular gold mineralization was found to be associated with a feldspar porphyry dyke, with sphalerite, chalcopyrite, galena, bornite and garnet. In Sheraton Township, the J.P. Roy gold showing, was reported by Berry (1940) in lots 3 and 4, Con 6. Berry collected a sample of pyrite-bearing quartz stringers in greenstone which assayed 0.32 oz/ton Au.

Previous work in Currie Township has focused on felsic volcanics and graphitic metasedimentary rocks of the Marker Horizon (see following section on Regional Geology) and upon the intercalated felsic and mafic volcanic rocks of the Stoughton-Roquemaure Group to the north. Mining claims of the NHLJV in Currie Township are underlain by the latter, immediately north of the Issuer's Currie-Bowman Property (under option to Falconbridge) which covers the Marker Horizon. The most comprehensive work previously undertaken on the NHLJV claims in Currie Township is that of Chevron Canada Resources Ltd. (Chevron) in Concessions 3 to 6, Lots 7-11, between 1985 and 1987, following the discovery of gold grains by OGS in its sonic drill hole number 84-28.

In 1985 Chevron conducted 22.25 line kilometres of ground magnetic surveys in concessions 3 to 4, lots 7 to 10, and completed a single diamond drill hole in Concession 4, lot 8, about 1,000 metres southwest of Grassy Lake. The hole intersected feldspar porphyry, chlorite-carbonate schist, mafic tuff and chlorite schist. No assays are reported. Chevron went on to complete additional ground geophysical surveys, two reverse circulation drill programs, and nine diamond drill holes for a total of 3,396 metres during 1986 and '87. In December 1986 Chevron drilled 19 RC holes to test for gold values up-ice from previously drilled anomalies. A second group of nineteen RC holes totaling 2,531 ft. was drilled to test a possible gold source along the southern part of the property where sheared and altered bedrock had been previously recognized. Two IP surveys were conducted from October 1986 to January 1987, totaling 37.5 line kilometres. Follow-up of three IP anomalies was recommended, and one of these was tested by hole CU87-1, which is reported to have missed the target. Holes 86-1, 86-2, 87-2 and 87-3 were designed to test for bedrock sources of gold anomalies found by the RC drilling. Holes 86-4 to -7 tested the gold potential of the shear zone in the southern part of Chevron's claims.

The best results were in Hole CU87-4 which intersected a mafic dyke and feldspar porphyry intruding chlorite-sericite schist and crystal tuff. A value of 1.9 g/t Au over a core length of 0.4 metres was obtained, and 0.37 g/t Au over a core length of 2 metres in quartz-carbonate-tourmaline veins in a sheared feldspar porphyry. Elevated gold values are spatially associated with sericite and carbonate alteration, minor silicification and feldspar porphyry bodies. Additional IP surveys were recommended to cover the rest of the

area containing anomalous gold, and diamond drilling. This work does not appear to have been done. Other exploration work performed on the NHLJV and Currie-Bowman Properties is summarized below.

Year	Companies/Individuals	Work Performed
1973-75	Derry, Michener & Booth	Ground geophysics, geology & overburden drilling (70 holes)
1974-75	Tillex Syndicate	Drilling
1976	Ingamar Exploration Ltd.	Airborne radiometric survey
1976	Falconbridge Nickel Mines Limited	Ground magnetic & EM surveys
1977	Falconbridge	Ground EM surveys (HLEM)
1980-81	Asarco	Drilling (9 overburden holes) & diamond drilling (4 holes)
1981-82	Westmin	Ground magnetic surveys
1981-83	Ontario Paper Company (Papont Resources Inc)	Geological & ground magnetic & EM surveys
1982	Kidd Creek Mines Ltd.	Airborne geophysical survey
1983	OGS	INPUT magnetometer survey
1984	Asarco	Ground magnetometer survey
1985	Kidd Creek Mines Ltd.	Overburden drilling (49 holes)
1986	Cominco Ltd.	Ground geophysics & diamond drilling (1 hole)
1988-90	Cross Lake Minerals Ltd.	Whole rock geochemical study, geological mapping & magnetic, Max-Min & IP surveys
1990-91	Granges Inc.	Linecutting, ground geophysics, diamond drilling (4 holes) & geophysical surveys

Very little previous exploration work is reported for the southeastern portion of Macklem Township covered by the current NHLJV claims. The only reported work compiled by Hunt and Maharaj (1980) is a ground magnetic survey by Blackhawk-Porcupine Mines Ltd. in 1946; and geological work by J. Brisson and by Porcupine McNabb Gold Mines Ltd. in 1938. Most work reported in Macklem Township is in the northwestern area where a number of gold mines are located along the Night Hawk Lake Fault.

Leahy (1971) described a magnetometer survey by Black Hawk Porcupine Mines Limited in 1946, 300 metres north of the Thomas Township line, and 3,000 metres west of Gibson Lake. He reports that eight drill holes are recorded, but it is not clear whether these were proposed or actually drilled. The area is underlain by tuffs, massive lavas and fragmentals, strongly carbonated and sheared in a northwesterly direction. Leahy also described the Porcupine McNabb Property some 1,500 metres west northwest of the Black Hawk Porcupine Property. Gold was reported from myriad quartz stringers within carbonated mafic volcanics and volcanic breccia, cut by felsite dykes. Extensive drilling was done in 1938, as well as trenching and stripping on other parts of the property, but gold values were reportedly erratic, and bulk sampling returned only low gold values. Leahy found gold associated with iron carbonates.

A summary of work conducted is as follows:

Year	Companies/Individuals	Work Performed
1981 1983	Dome Exploration Ltd.	Ground magnetic & EM surveys Diamond drilling (16 holes)
1984	Livingstone Energy Corp.	Ground magnetic & VLF EM surveys

Year	Companies/Individuals	Work Performed
1985	United Kingdom Energy Inc.	Ground magnetic & VLF EM surveys on Long Lk Gold Prop. & diamond drilling (3 holes)
1986	Kidd Creek Mines Ltd.	Drilling on United Kingdom Prop

The Night Hawk JV's claims occupy the northeastern portion of Thomas Township. Work performed in this area prior to 1979 is recorded by Hunt and Maharaj (1980). A small amount of subsequent work is filed in MNDM's ERLIS database, summarized as follows:

Year	Companies/Individuals	Work Performed
1965	Markay Mining Corporation	Magnetic & EM surveys & diamond drilling (3 holes)
1983	Dome	Drilling (1 hole to 380 ft)
1971-72	Cominco Ltd.	Airborne EM & magnetic surveys
1971-77 1976	Noranda Explorations Ltd.	Ground magnetic & EM surveys Drilling EM anomaly
1983	Noranda	Drilling (1 hole to 1186 ft) & magnetometer survey
1986	B.A. Resources Ltd.	Ground magnetometer, mapping & prospecting survey over Joseph prop.

Work performed in Sheraton Township is summarized as follows:

Year	Companies/Individuals	Work Performed
1938	J.P Roy	Stripping & trenching
1960	Hollinger	Diamond drilling (5 holes) on Stairs prop.
1966	Selco Exploration Co. Ltd.	Drilling (1 hole)
1971-74	Cominco Ltd.	Aeromagnetic survey & combined EM-magnetic surveys & diamond drilling (3 holes)
1975	Ontario Paper Co. Ltd. & Geomont Exploration Co. Ltd.	Ground magnetic & IP surveys & geological work
1976	Ingamar Exploration Inc.	Airborne radiometric survey
1977	Noranda	Ground magnetic & EM surveys
1983	Johns Manville Canada	Ground magnetic & EM surveys
1983	Papont Resources Inc.	Geological & ground magnetic & EM surveys
1985	Unigold	Ground magnetic & horizontal loop EM, diamond drilling (6 holes)
1988	Ventex Energy Ltd.	Diamond drilling (3 holes)

Work performed in Bond Township is summarized as follows:

Year	Companies/Individuals	Work Performed
1966	Selco	Drilling (5 holes)
1971-72	Seaway Copper Mines Limited optioned by Republic Ores & Mining Corporation Limited	Ground magnetometer & horizontal loop EM surveys Diamond drilling (4 holes)

The initial work performed by the Issuer in the area now covered by the Night Hawk JV was focused on Currie and Bowman Townships. This area is west of, and along strike from, the Ross gold mine in Hislop Township, and close to the Tillex copper deposit and the Seaway zinc occurrence, within a belt of felsic

volcanic rocks, previously thought to be time equivalents of the Kidd Creek Mine assemblage. Geochronological work has subsequently shown that this belt is in fact the time equivalent of the Tisdale and Kamiskotia assemblages.

In 1989 and 1990 the Issuer performed detailed ground geophysical surveys to define drill targets. The property was joint ventured with Granges Inc. which completed 6 diamond drill holes, three of which intersected copper and zinc mineralization in what was interpreted as a cherty exhalite. Granges returned the property to the Issuer. A modified claim group was subsequently optioned to Falconbridge, and is described in the Currie-Bowman section of this report.

In 1993 Golden Dragon staked 111 claims in Bond and Sheraton Townships. A 50% interest in these claims was given to the Issuer in settlement of a debt owed to the Issuer as a result of a previous joint venture. These claims cover the westward extension of the Marker Horizon stratigraphy of Currie and Bowman Townships, the northward extension of the conductors identified in Sheraton Township, and the J.P. Roy gold showing.

Late in 1995 and early in 1996 a package of 41 claims in Currie, Bond, Macklem, Sheraton and Thomas Townships was assembled by the Issuer (40%), East West (40%) and Golden Dragon (20%), and optioned to Golden Knight. This land package constituted the NHLJV. The claims were thought to cover a major fault and porphyry system parallel to the Night Hawk Lake fault. Extensive IP and magnetic surveys ensued, followed by diamond drilling late in 1996. The results of this and subsequent programs are described below.

The NHLJV was formalized on October 28, 1996, with Golden Knight as the operator, until January 1, 2000, when Repadre took over as a result of the merging of the two companies. In November 2000, when the JV partners acquired Repadre's 60% interest, the Issuer became the operator.

SUMMARY OF EXPLORATION, NIGHT HAWK JV PROPERTY			
Date	**Location**	**Work Done**	**Remarks, Hole #s**
Apr, 1996-Jan, 1997	Currie	Magnetics, IP	
Oct-Dec, 1996	Currie	Diamond drilling	C-96-01 to C-96-10
Feb-Apr, 1997	Currie	Diamond drilling	C-97-11 to C-97-12
Mar, 1996-Mar, 1997	Bond	Magnetics, IP	
Feb-Apr,1997	Bond	Diamond drilling	B-97-01 to B-97-08
Feb-May, 1997	Bond, Sheraton	Mag, IP	Incl. Sheraton Lake+ Driftwood Options, Cross Lake Zone
Aug 1996, Jan, 1997	Macklem	Magnetics, IP	
Feb-Apr,1997	Macklem	Diamond drilling	M-97-01 to M-97-02
April-May, 1997	Sheraton	Diamond drilling	SK-97-1 to SK-97-5
July-Dec, 1997	Sheraton Lake Zone	Diamond drilling	SK-97-6, 7, 12-15
	Cross Lake Zone	Diamond drilling	SK-97-08 to 10,
	Cross Lake Zone	Diamond drilling	SK-97-16 to 20
	North of Cross Lake Zone	Diamond drilling	SK-97-11
Feb-March, 1998	Sheraton Lake Zone	Diamond drilling	SK 98-21 to 23
	Bond	Diamond drilling	B-98-9
	SW of Cross Lake Zone	Diamond drilling	SK 98-24
Nov-Dec, 1998	West end of Cross Lake	Diamond drilling	SK 98-25 to 27

SUMMARY OF EXPLORATION, NIGHT HAWK JV PROPERTY			
Date	**Location**	**Work Done**	**Remarks, Hole #s**
	Zone		
Nov-Dec, 2000	West end of Cross Lake Zone; Sheraton Lake Zone	MMI soil sampling	

To date, a total of 47 diamond drill holes had been completed on the NHLJV Property for a total of 15,026 metres, as well as 899 metres in four of the Issuer's holes which extended into the NHLJV Property from the adjacent Sheraton-Timmins Property.

The NHLJV's initial work was focused on Currie Township. Magnetic and IP surveys were performed over 54 line kilometres of grid in parts of concessions 4 and 5, lots 1 to 12 from April to June, 1996 (Daigle, 1996). A further 25.6 line kilometres of grid were surveyed by magnetometer in the fall of 1996 and another 16.9 line kilometres in January 1997. Varved clay overburden up to 75 metres thick reduced the effectiveness of the geophysical surveys, and some of the earlier IP survey was repeated with higher powered equipment. Ten diamond drill holes were completed from October to December, 1996 for a total of 2,663 metres (Daigle,1997a).

These were designed to test IP anomalies associated with northeast trending structures. Selected core was analyzed for gold by Swastika Laboratories of Swastika, Ontario. Some samples were tested for silver, copper, molybdenum, arsenic, nickel. Check analyses were performed on anomalous gold values. Results were disappointing, revealing only scattered elevated gold values over narrow widths. The best results are tabulated below:

Hole Number	Interval (metres)	Length (metres)	Gold (g/t)
C 96-01	116.0-117.0	1.0	1.02
C 96-02	176.5-177.0	0.5	1.661
C 96-07	107.0-107.4	0.4	39.45

The anomalous gold value in hole number C-96-01 occurred within sheared and chloritized felsic fragmental volcanic rocks containing stringers of pyrite and quartz with minor chalcopyrite and ankerite. The hole intersected mainly felsic fragmental rocks with minor mafic tuff and feldspar porphyry. Numerous lamprophyre dykes are recorded in the drill logs.

Mineralization in hole C-96-02 occurred in a 7 cm wide quartz vein, associated with tourmaline bands in a fractured, pale green feldspar porphyry. Much of the hole intersected quartz-feldspar porphyry, with minor rhyolite and mafic tuff, intruded by narrow syenite and lamprophyre dykes. Chlorite alteration, calcite veinlets, minor disseminated pyrite and chalcopyrite were noted.

Visible gold was noted in hole C-96-07 in a quartz veinlet within a bleached, carbonated, pyritic section of mafic volcanic rock. Mafic volcanics are the dominant lithology intersected by this hole. Albitite dykes were seen in hole C-96-08 at a vertical depth of 200 metres.

A few other isolated one metre intervals of elevated gold values (100 ppb to 500 ppb) were obtained in holes numbers 1, 2, 6, 7, 8 and 10.

The second drilling campaign of the NHLJV was concentrated in Bond Township, along strike from and to the west of the targets previously tested in Currie Township from February - April 1997. Twelve diamond

drill holes were drilled in total: eight in Bond Township, two in Currie Township and two holes in Macklem Township.

A baseline oriented at 60 degrees was used to control all surveys in Bond and Sheraton Townships. IP, magnetic and EM surveys were completed from February to May, 1997 over different sections of the grid, including the Sheraton Lake Zone and Cross Lake Zone. In Bond Township, south of Moose Lake, Concessions 1 to 3, Lots 2 to 6 were surveyed by ground magnetic and IP methods in March and April 1996 and March 1997 (Daigle, 1997b). The magnetic survey appears simply to have defined ENE-trending and north-south trending diabase dykes.

Several IP anomalies were tested by diamond drill holes numbers B-97-1 to B-97-8 from February to April 1997. The IP anomalies were explained by the disseminated pyrite and pyrrhotite, especially where concentrations exceeded about 10% by volume (Bowen, 1997c). Numerous pyritic units were intersected within a sequence of felsic tuffs, lapilli tuffs, rhyolite and graphitic sediments. Other IP anomalies are interpreted to be caused by bedrock highs, and some are associated with diabase dykes. Minor amounts of sphalerite, galena and chalcopyrite were observed in holes numbers B-97-3, 7 and 8, yielding corresponding anomalous zinc and copper values in the range of 0.1% to 0.4 %. Hole B-97-08, drilled on the Driftwood River option, contained several intervals of elevated zinc values between 202 metres and 223 metres down-hole, with the best value being 0.62% zinc over a core length of 1.35 metres in a cherty ground-mass interpreted as a possible exhalite.

Good gold values were obtained over short intervals in holes B-97-04 and B-97-08. The former intervals occur within intermediate to felsic volcanic rocks which display quartz and quartz-carbonate veining, epidote, hematite and chlorite alteration. The gold in hole B-97-08 is associated with sericitic, chloritic, slightly siliceous intermediate tuff containing some 10% stringer pyrite veinlets.

Hole B 98-9 was drilled in February 1998 near hole B 97-3 to test the same IP anomaly in which anomalous copper and zinc had been intersected. No significant results were obtained.

In Currie Township, anomalous gold (up to 215 ppb) was intersected in hole C-97-1 between 155 metres and 159.5 metres in a fractured, pyritic, chloritized and carbonated diorite, in a section dominated by quartz feldspar porphyry and mafic to intermediate lavas. A value of 1 g/t Au was returned from hole C-97-2 over a core length of 0.5 metres (162.5 to 163.0 metres) in a chloritized lapilli tuff.

In Macklem Township ground magnetic and IP surveys were conducted from June to August 1996, and further magnetic surveying performed over grid extensions in January 1997. Thick varved clay overburden reduced the effectiveness of geophysical methods in this location. Nevertheless, two diamond drill holes tested weak IP anomalies which are located up to 500 metres north of gold occurrences previously explored by Black Hawk Porcupine Mines Limited in 1946. The host rocks are volcanic, believed to be equivalent to the Middle Tisdale Group, located near the axis of an easterly plunging syncline (MERQ-OGS, 1983). Diamond drill hole M-97-01 intersected variolitic, amygdaloidal and massive mafic lava. Chlorite and sericite alteration with quartz-carbonate veining were observed. A value of 1.1 g/t Au over a core length of 1.15 metres was obtained from sericitic, chloritic mafic lava, containing pyritic quartz-calcite veinlets and fracture-fillings. Minor chalcopyrite was also noted in these veinlets.

The best results from the NHLJV's second drill campaign are shown below.

BEST INTERSECTIONS, NIGHT HAWK LAKE JV					
SECOND DRILL CAMPAIGN, 1997					
Hole Number	**Interval (metres)**	**Length (metres)**	**Copper (%)**	**Zinc (%)**	**Gold (g/t)**
B-97-03	83.5-88.8	5.3	0.33		
incl.	86.0-87.0	1.0	1.05		
	145.5-152.0	6.5		0.51	
incl.	149.5-150.5	1.0		1.71	
B-97-04	90.0-90.65	0.65			8.9
	94.05-95.2	1.15			1.9
	132.5-133.0	0.5			17.2
B-97-07	199.0-202.0	3.0		0.23	
B-97-08	119.0-120.5	1.5			1.5
	202.3-203.65	1.35		0.62	
C-97-2	162.5-163.0	0.5			1.0
M-97-2	185-186.15	1.15			1.1

The NHLJV's third round of drilling focused on what is now called the Sheraton Lake Zone, immediately southwest of Sheraton Lake in Sheraton Township.

A grid was re-established over claims in the Sheraton Lake Option, and surveyed by IP (55.5 kilometres), magnetic (59.9 kilometres) and HLEM (20 kilometres) geophysical methods, and a number of anomalies were identified. From April to May 1997, five holes totaling 1,828 metres were drilled to test EM and IP targets west of Sheraton Lake, which were thought to represent the westward extension of the rocks which host the Seaway Occurrence one kilometre northeast of Sheraton Lake. Holes numbers SKG 97-2, 3 and 5 intersected several zones of copper mineralization within felsic tuffs and fragmental volcanic rocks.

Since the Issuer's announcement (June 20, 1997) of the discovery of significant base metals in its Hole CLS 97-1, the NHLJV's efforts have been divided between the Cross Lake Zone and the Sheraton Lake Zone.

The Sheraton Lake Zone was followed-up with the drilling of six more holes, numbered SKG 97-6, 7, 12, 13, 14 and 15, which also returned anomalous gold, silver, copper and zinc values over short intervals. In February and March 1998 the western extension of the Sheraton Lake Zone was tested by holes 98-SK-22 and 98-SK-23.

The Cross Lake Zone was tested by diamond drill holes numbers SK 97-8, 9 and 10, located in the south eastern part of Concession 5, Lot 9, between 500 metres and 900 metres southwest of the discovery hole. Significant gold, zinc, silver and lead values were encountered. Hole SK 97-10 was subsequently deepened, and Holes SK 97-16 to 20 and SK 98-24 were drilled to explore this zone further. A significant interval of gold mineralization was encountered in hole SK 97-10 as well as numerous intervals of low grade zinc mineralization.

In April 1998, Golden Knight reported results on five additional holes, totalling 1,729 metres. The most significant hole, SK 98-24, intersected copper mineralization approximately 350 metres below surface. A 13.5 metre intersection (between 344.0 and 357.5 metres) which graded 1% copper, including 1.6% copper over 7.5 metres (348.5 to 356.0 metres), was hosted by chlorite altered cherty exhalatives. The

footwall zinc zone was intersected between 370 metres and 453 metres (83 metres) and contained highly anomalous values, including 2.2% zinc over 1.5 metres. This hole tested a deep anomaly defined by mise-a-la-masse and Pulse EM geophysics and was significant in that subsequent down-hole geophysics suggested that the edge of a potentially larger copper zone had been intersected. Hole SK98-24 extended the strike length of copper mineralization in the Cross Lake Zone to 700 metres, and down-hole geophysics indicated further potential along strike and at depth. All holes intersected geology favourable for massive sulphide mineralization, as well as locally anomalous base metal values.

During summer and fall 1998, Golden Knight performed a small amount of IP, mise-a-la-masse, surface and borehole Pulse EM, humus geochemical sampling, and surveying of drill hole locations and property boundaries. All of the pre-existing drill core was re-logged.

Three diamond drill holes (SK 98-25, SK 98-26 and SK 98-27) were drilled during November and December 1998 for a total of 1,020 metres, to test Pulse EM anomalies at the west end of the Cross Lake Zone, immediately east of the Gibson Lake road. The bottom part of diamond drill hole CLS 98-54, from 485.0 to 737.0 metres was also drilled on the Night Hawk JV Property in the same area.

Diamond drill hole SK 98-25 was drilled to test an IP anomaly on the edge of several small, moderate Pulse EM targets to a down-hole depth of 380 metres. It was subsequently deepened to 452 metres. The hole penetrated tuffaceous sediments and lapilli tuff.

Diamond drill hole SK 98-26 was drilled to a depth of 245.0 metres to test the upper part of a well defined, moderately strong Pulse EM anomaly.

Diamond drill hole SK 98-27 tested the deeper part of the same Pulse EM target. It intersected chloritized, bleached and pyritic crystal tuff, quartz feldspar porphyry and sheared felsic tuffs and coarse fragmental volcanic rocks. An interval from 242 metres to 257 metres contains up to 20% disseminated pyrite in a highly carbonated tuff, with abundant quartz carbonate veins.

The interval from 485 metres to the bottom (737 metres) of diamond drill hole CLS 98-54 is located within the Night Hawk JV Property. No significant metal values were obtained from this hole, which intersected altered felsic and intermediate tuff, lapilli tuff, fragmental volcanic rocks, chert and rhyolite, and ending in tuffaceous metasediments. The IP and Pulse EM anomalies appear to be explained by pyritic intervals in the upper part of the hole on the Sheraton-Timmins Property. No work was carried out in 1999.

There are several very attractive high priority target areas on the property. The main Cross Lake Zone on the Sheraton-Timmins Property strikes northeast and southwest onto the NHLJV Property and has been verified on the NHLJV ground by detailed IP geophysical surveys and exploratory drilling. The OGS "Operation Treasure Hunt" airborne geophysical survey, which was released in fall 2000, outlined the Sheraton Lake Zone and delineated several more EM anomalies on the flanks and along strike of the known mineralization that require testing. Another high priority target is a cluster of EM anomalies, outlined by the OGS survey and ground IP surveys, located halfway (500 metres) between the Cross Lake and Sheraton Lake Zones with a parallel strike direction. This area is favourable for base metal deposition in stacked VMS systems.

In November 2000, the Issuer ground tested these high priority areas using MMI soil analyses to prioritize targets for future detailed exploration. The work was conducted under the supervision of the Issuer's Vice President, Exploration, Jim Miller-Tait, P.Geo. The soil samples using the MMI method were assayed at XRAL Laboratories, a division of SGS Canada Inc., of Toronto, Ontario, using their proprietary method.

Due to financial constraints, no field work was carried out on the property during 2001. It is expected that Falconbridge, once the formal option/joint venture documentation is completed, will conduct exploration on the property this year.

BRITISH COLUMBIA

Ingenika Property, British Columbia

The Ingenika Property, comprised of three claims totalling 54 units and encompassing 1350 hectares, is situated on the south side of the Ingenika River some 198 kilometres northwest of Mackenzie, B.C. and 108 kilometres north-northwest of Germansen Landing in the Omineca Mining Division (Latitude: 56°41', Longitude: 125°10', NTS: 94C/11E).

The Issuer holds a 100% interest in the property, which is road accessible and in the vicinity of the power transmission line to the Kemess Mine.

The claims were acquired in July 2000 around the old Ingenika Mine and cover the historic (1928) Onward and Onward South trenching, which the Issuer located and sampled. The Onward trenches were completed in the Cambrian-aged Ketchika Group of brecciated limestone with disseminated to massive sulphides comprised of galena with minor chalcopyrite and pyrite mineralization. The Onward south trenching is located 500 metres south of the Onward showing and consists of historic trenches in the same brecciated limestone, but the sulphides consist of sphalerite and galena with minor pyrite mineralization.

The significant results from the rock samples taken in July 2000 by the Issuer on this property were:

Property	Sample description	Zinc (%)	Lead (%)	Silver (g/t)
Ingenika – Onward	Grab sample	N.S.	51.80	1205.00
Ingenika – Onward	Grab sample	N.S.	45.20	1070.00
Ingenika – Onward	Grab sample	N.S.	8.11	121.00
Ingenika – Onward	Grab sample	N.S.	8.35	135.00
Ingenika – Onward	Grab sample	N.S.	64.20	1870.00
Ingenika – Onward	Grab sample	N.S.	13.95	272.00
Ingenika – Onward South	Grab sample	2.65	0.50	7.20
Ingenika – Onward South	Grab sample	13.05	5.86	55.60
Ingenika – Onward South	Grab sample	15.70	5.07	45.60
N.S. = not significant				

The sampling program was supervised by the Issuer's Vice President of Exploration, Jim Miller-Tait, P.Geo. All the samples were analyzed at the laboratory of ALS Chemex in North Vancouver, B.C., utilizing the 32 element ICP analytical package coupled with AAS and fire assays for overlimit zinc, lead and silver samples.

In June 2001, the Issuer located the historic Onward South shaft and collected grab samples from dump material. These three samples, which consisted of coarse grained black-brown sphalerite and coarse grained galena hosted by limestone, assayed as follows:

Sample No.	Zinc (%)	Lead (%)	Silver (g/t)
I-1	25.62	16.28	139.8
I-2	31.07	0.59	8.4
I-3	33.61	8.77	81.4

The above rock samples were analyzed at the Teck Cominco Exploration Research Laboratory in Vancouver, B.C.., using fire assay for silver, and acid decomposition and atomic absorption for zinc and lead.

During the summer, the Issuer soil sampled the property by MMI methods over an 800 by 800 metre grid, with samples taken every 25 metres on lines spaced 100 metres apart. The MMI soil survey outlined several high priority base metal anomalies on this property. One area located on the southwest corner of the grid is the highest priority due to the discovery of float material consisting of manganese stained dolomite with extensive pyrite mineralization. This float is similar to the host rock of the old Ingenika Mine, located 3 kilometres to the north. As a result of this geochemical anomaly on the edge of the grid, the MMI soil sampling survey grid was expanded.

Two more phases of MMI soil sampling and geological mapping were completed in the late summer and fall 2001 to expand the coverage of the soil survey in the southwest area of the grid. The expanded grid lines were sampled every 25 metres on lines spaced at 50 metres. This soil sampling outlined the largest and strongest base metal anomaly discovered to date on the property. Some of the soils in this anomaly are higher in value than the soil samples collected over the known high-grade base metal mineralization located at the Onward South shaft where the original survey was centered. This new base metal anomaly, still open along strike to the northeast and southwest, is 500 metres long with widths varying from 150 to 200 metres. The Issuer's research has not found any documented or field evidence of historic work in this portion of ground.

In summary, the MMI soil sampling programs completed in 2001 identified three parallel base metal anomalies, approximately 300 metres apart and ranging from 400 to 500 metres in length with widths from 25 to 200 metres. These three anomalies all strike between 120 and 130 degrees which is in the same strike direction as the zinc-lead-silver mineralization of the Ingenika Mine. The largest and strongest anomaly, which is still open in both directions along strike, will be the highest priority target when work resumes.

All work was conducted under the supervision of the Issuer's Vice President, Exploration, Jim Miller-Tait, P.Geo. The MMI soil samples were analyzed using the proprietary method of XRAL Laboratories, a division of SGS Canada Inc., of Toronto, Ontario.

Swannell Property, British Columbia

In late April 2001, the Issuer optioned the Swannell zinc-lead-silver Property from Cominco Ltd. (now Teck Cominco Limited). The acquisition was made as a result of the Issuer's efforts in researching under explored areas of carbonate-hosted zinc, lead and silver mineralization in British Columbia.

The property, contiguous with the Ingenika Property, includes 7 mineral claims (76 units), encompassing 1900 hectares, and is located 195 kilometres northwest of Mackenzie, B.C., in the Omineca Mining Division. It is accessible by major logging roads which cross the claims, with a logging camp and airstrip within 10 kilometres.

The Issuer may earn a 100% interest in the property by issuing up to 180,000 common shares over three years (45,000 issued in 2001 and 45,000 in 2002) ; incurring $500,000 in cumulative exploration expenditures over five years ($72,000 expended in first year); and, granting Teck Cominco a 2% NSR royalty which the Issuer may purchase at any time for $500,000 for each 1%. The Issuer has also granted Teck Cominco the right of first refusal on any contract to smelt mineral products from the property provided that the smelter rates are competitive. The first issuance of 45,000 shares, on receipt of all necessary approvals and permits, and the first year's exploration expenditures of $50,000 are firm

commitments, both of which have been met. In addition, the second issuance of 45,000 shares due May 1, 2002 has been completed.

In July 2000, also as a result of its research efforts, the Issuer had staked the adjacent Ingenika Property on which some very promising assay results were obtained from rock sampling (see Item 3.3.4 Ingenika Property). The acquisition of the Swannell Property increases the size of the Issuer's holdings in the Ingenika area from 1,350 to 3,250 hectares. It also covers the highly prospective north-south geological trend of mineralized carbonates from the Swannell River showing to the Onward showings five kilometres to the north.

The regional geology of the area around and underlying the claims consists of Upper-Proterozoic aged Ingenika group overlain by Cambrian aged Kechika Group which are folded into a broad, northerly plunging syncline. The Ingenika Group consists of brown siltstone interbedded with coarse sandstone and quartzite. The Kechika Group consists of interbedded limestone, dolomite and carbonaceous siltstone that host the stratabound base metal mineralization. The sulphide mineralization consists of red-brown sphalerite, galena, pyrite, chalcopyrite and tetrahedrite.

The property covers the Swannell zinc, lead and silver showings, which have been previously trenched and drilled. The showings consist of several sub-parallel bands of gossan, developed on sulphide mineralization consisting of sphalerite, galena and pyrite hosted by siliceous limestone of the Cambrian-aged Kechika Group.

The table below summarizes the results of Cominco's 1982 channel sampling in bedrock trenches in host rocks, which strike NW-SE. The No.1 showing is on the north side of the Swannell River. The No. 2 showing is 35 metres west across stratigraphy and is trenched on the north bank of the river. Mapping indicates that the No. 2 showing continues 140 metres SE along strike, 50 metres south of the south bank of the river where the No. 2 SE showing was trenched.

Showing No.	Width (m)	Zinc (%)	Lead (%)	Silver (g/t)
No.1 showing	6.0	6.34	1.88	16.5
No.2 showing	4.0	8.16	1.79	19.2
No.2 SE showing	4.0	9.10	1.83	23.0

Two drill holes, collared 100 metres apart along strike on the north side of the river and drilled in a westerly direction, tested the No.1 showing at depth. One was completed by Cominco in 1957 (CS-57-01) and the other by Elite Resources Corp. in 1985 (CS-85-06). The drill hole results are tabulated below:

Hole No.	Core Length (m)	Zinc (%)	Lead (%)	Silver (g/t)
CS-57-01	1.7	14.50	4.30	37.70
	1.8	15.40	1.20	10.30
	0.9	12.60	1.30	17.10
CS-85-06	9.6	5.83	1.29	15.30
Including	2.8	12.04	0.99	11.30
	10.6	5.05	0.30	4.30

In June 2001, the Issuer completed a reconnaissance program of conventional soil sampling, MMI soil sampling and geological mapping. It was determined that, contrary to the conventional soil sampling, the MMI method was effective in identifying mineralization. In a subsequent program, two MMI soil sample grids were completed covering the Swannell showing and possible strike extension and parallel zones. The grids, located on the north and south sides of the Swannell River that has exposed the base metal mineralization, were each 500 metres long by 800 metres wide with samples collected every 25 metres on lines spaced at 100 metre intervals. Over 300 soil samples were collected and were shipped to XRAL Laboratories in Toronto for analyses.

Based on results that the Issuer obtained from the reconnaissance program of conventional soil sampling, MMI soil sampling and geological mapping conducted in June 2001, the Issuer completed a 400.8 metre drilling program on the property in August 2001. A total of three holes (CS-01-08, 09, 10) were drilled on the north side of the Swannell River in the vicinity of earlier drilling carried out in 1957 and 1985 by Cominco Ltd. and Elite Resources Corp. respectively. Holes CS-01-08 and CS-01-09 were drilled on an E-W section near hole CS-85-06 (1985 drill hole) 100 metres to the north along strike from hole CS-57-01 (1957 drill hole) which was situated on the north side of the Swannell River. Hole CS-01-10 was drilled a further 50 metres to the north along strike from CS-01-08 and CS-01-09. All holes were drilled in a westerly direction across the mineralized horizons.

The three 2001 holes were designed to verify the orientation of the mineralized horizons as there had never been a multi-hole section drilled across the stratigraphy. The drill target was two parallel base metal mineralized horizons, separated by 30 metres of carbonaceous siltstone and limestone. The two base metal horizons consist of silicified dolomite containing tan, brown and black sphalerite, galena and pyrite.

Two of the drill holes (CS-01-08 and CS-01-10), located 50 metres apart along strike, intersected the two mineralized horizons. The deepest hole (CS-01-09), drilled in section to intersect the horizons 50 metres below CS-85-06 and 100 metres below CS-01-08, intersected only one mineralized horizon. The low core angles of the stratigraphy intersected in this hole, compared with the high core angles in the other holes, indicate a possible fold at depth. Significant results from the three drill holes completed are tabulated below:

Hole #	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Silver (g/t)
CS-01-8 1st horizon	57.3	60.3	3.0	3.56	0.92	8.4
incl.	57.3	58.3	1.0	8.61	2.24	20.2
2nd horizon	79.2	83.7	4.5	4.16	0.46	6.5
incl.	79.2	80.2	1.0	7.00	1.29	13.2
and	82.2	83.2	1.0	6.22	0.27	4.4
CS-01-9	89.7	90.7	1.0	2.47	0.99	13.4
CS-01-10 1st horizon	60.5	64.5	4.0	5.07	0.64	8.7
incl.	62.5	64.5	2.0	8.81	1.11	14.8
2nd horizon	92.4	95.4	3.0	5.82	3.17	28.2
incl.	92.4	94.4	2.0	7.74	1.57	13.5

Work was conducted under the supervision of the Issuer's Vice President, Exploration, Jim Miller-Tait, P.Geo. Core and conventional soil samples were analyzed by ALS Chemex in North Vancouver, B.C. The

MMI soil samples were analyzed using the proprietary method of XRAL Laboratories, a division of SGS Canada Inc., of Toronto, Ontario.

Wasi Creek Property, British Columbia

The Wasi Creek Property, which is located on the south side of the Osilinka River some 150 kilometres northwest of Mackenzie, B.C. and 43 kilometres north-northwest of Germansen Landing in the Omineca Mining Division (Latitude: 56°07', Longitude: 125°01', NTS: 94C/03E), is accessible by road and is in the vicinity of the power transmission line to the Kemess Mine.

This 100% held property, comprised of 11 claims (66 units) and encompassing 1,650 hectares, was acquired by staking in July 2000. The claims cover areas of historic trenching of zinc, lead and silver mineralization in the Cambrian-aged Atan Group dolomite and limestone. While staking, an eight metre channel sample was taken across a gossan exposed in a road cut and graded 2.46% zinc and 8.2g/t silver.

In June 2001, a reconnaissance prospecting program identified old hand trenches. The Issuer re-excavated one of these trenches, exposing sphalerite, galena and pyrite mineralization hosted by light grey dolomite and breccia. The weighted average of a 5.0 metre rock chip channel sample was 5.05% zinc, 0.75% lead and 21.7g/t silver. The rock samples were analyzed by ALS Chemex using 32 element ICP and fire assay.

In a follow-up program, the area of old hand trenching, which had been reopened earlier this year, was expanded from 5 to 10 metres exposing sphalerite, pyrite and galena mineralization hosted by light grey dolomite and breccia. The weighted average of the 10 metre rock chip channel sample was 5.01% zinc, 0.89% lead and 18.0 g/t silver. The base metal mineralization is still open at both ends of the trench.

An additional geological review was completed on and around the property using B.C. government regional mapping and stream sediment sampling programs and reports. As a result of this compilation, an additional 10 claims, covering 46 units, were staked adjoining the Wasi Creek Property on the south side. This area covers the drainages that are highly anomalous in base metals and an important volcanic-carbonate horizon for possible base metal deposition.

Subject to availability of funds, the Issuer is planning several phases of exploration. In the vicinity of the hand trenching, an excavator will be used for trenching to expand the known mineralization. Soil and stream sediment sampling in conjunction with geological mapping is planned upstream and up-ice from where past operators located angular massive sulphide boulders, but not in place mineralization, during trenching. If financially feasible, some of this work will be carried out during the 2002 field season.

Cariboo Property, British Columbia

In May 2002, the Issuer optioned the Cariboo Property from Imperial Metals Corporation (Imperial). The Issuer may earn its 100% interest in the Cariboo Property from Imperial by incurring $100,000 in cumulative exploration expenditures over three years and granting Imperial a 1% net smelter return royalty.

The Cariboo Property, comprised of one twenty unit mineral claim and encompassing 500 hectares, is located in the historic Cariboo Mining District, 62 kilometres southeast of Quesnel, B.C. (Latitude 52°41', Longitude 121°42', NTS: 93A/12E). The Issuer has staked an additional three, twenty unit mineral claims encompassing 1,500 hectares, adjoining the Cariboo Property on its north and west boundaries covering prospective geology. Access and infrastructure in the area are excellent due to the intense logging activity and the proximity of existing milling facilities in the area.

The Cariboo Property is located in the Quesnel Trough, a Mesozoic aged tectonic feature which lies between the Omineca Crystalline Belt to the east and the Cache Creek Group to the west. The property is underlain by Triassic-aged siltstone, pyroxene basalt, basalt breccias and mafic tuffs with interbedded siltstone horizons that trend northwest-southeast. The volcanic-sedimentary pile is intruded by diorite stocks and dykes which is a similar geological setting as the copper-gold mineralization at the Mount Polley and QR Mines, located south and west of the property.

The Cariboo Property claims were originally staked in 1981 to cover the drainages anomalous in precious and base metal elements identified in a Provincial stream sediment sampling program. The Property and surrounding area has been explored by various mining companies over the last twenty one years with programs including airborne and ground geophysical surveys (VLF-EM, Magnetometer, Induced Polarization (IP)), stream sediment, soil and rock sampling, geological mapping, prospecting and reconnaissance drilling consisting of ten diamond drill holes totalling 1,751 metres.

The main area of interest is in the vicinity of diamond drill hole C-89-6, completed by Corona Gold Corporation in 1989, that intersected 5.26 grams/tonne gold over an 8.5 metre interval (0.15 oz/ton over 27.9 feet). This drill hole tested the southern edge of a large, 1,500 metre by 800 metre, coincident precious metal soil and IP anomaly.

The Issuer is planning to complete geological mapping, detailed soil sampling, trenching and diamond drilling in the areas of coincident soil and IP anomalies

End Lake Property, British Columbia

The End Lake Property, located on the north side of the Osilinka River some 148 kilometres northwest of Mackenzie, B.C. and 48 kilometres north-northwest of Germansen Landing in the Omineca Mining Division, comprises one mineral claim (20 units) over 500 hectares (Latitude: 56°10', Longitude: 124°55', NTS: 94C/02W). The property, which is 100% held by the Issuer, is road accessible and is in the vicinity of the power transmission line to the Kemess Mine. The claim was acquired by staking in July 2000 over the old Childhood Dream zinc, lead and silver showing, which consists of a gossan of sphalerite, galena and pyrite sulphide mineralization hosted by Cambrian to Middle Devonian Razorback and Echo Lake Group dolomite and limestone.

Significant results from mineralized outcrop rock chip channel samples taken in July 2000 by the Issuer on this property were:

Property	**Sample description**	**Zinc (%)**	**Lead (%)**	**Silver (g/t)**
End Lake	2.0 m channel	10.20	9.39	21.80
End Lake	3.0 m channel	9.23	5.62	16.80
End Lake	4.0 m channel	1.98	0.34	4.20
End Lake	Grab sample	6.08	0.98	8.80

During August 2001, the Issuer conducted a two-hole drill program, totalling 146 metres, targeting the base metal mineralization that was exposed in a creek bottom of a tributary of the Osilinka River where the rock samples were collected.

The two holes were located 50 metres apart and were drilled in a westerly direction at an angle of -70° to explore the area to the east of the two old exploration adits located at creek level. The two exploration adits exposed sphalerite, galena and pyrite with extensive hydrozincite alteration hosted in Cambrian-aged dolomite and limestone. Both drill holes intersected the dolomite/limestone host their entire lengths

with varying degree of silicification and sphalerite, galena and pyrite mineralization. Although assay results were low, the textures in the core indicate porous open space infilling, which is a good geological indicator for the mobility of solutions. The analytical results for the two drill holes were:

Hole #	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Silver (g/t)
EL-01-1	21.3	22.9	1.6	0.02	3.16	10.4
	41.1	47.2	6.1	0.25	1.65	8.5
EL-01-2	48.8	51.8	3.0	2.14	0.08	3.2

In light of the results of the drilling, a geological review of the End Lake Property and surrounding area will be completed before any further work programs are proposed.

Work was supervised by the Issuer's Vice President of Exploration, Jim Miller-Tait, P.Geo. All the samples were analyzed at the laboratory of ALS Chemex in North Vancouver, B.C., utilizing the 32 element ICP analytical package coupled with AAS and fire assays for overlimit zinc, lead and silver samples.

Myoff Creek Property, British Columbia

The Myoff Creek Property, located 53 kilometres northwest of Revelstoke, B.C. in the Kamloops Mining Division (Latitude: 51°21.5', Longitude: 118°44.5', NTS: 82M/7), was acquired in 2001 by staking. The property comprises 2400 hectares consisting of 58 mineral claims (96 claim units). The property is easily accessed by the network of logging roads in the vicinity and the B.C. Hydro power transmission line crosses the property.

The nearby city of Revelstoke provides a source of experienced mining, milling and exploration personnel, as well as mining equipment sales and service outlets.

The claims, situated within the Monashee Complex along the western margin of the Frenchman Cap Dome, cover carbonatite intrusives emplaced in Proterozoic calcareous sediments of the Shuswap Metamorphic Complex. The region has been mapped by the Geological Survey of Canada. The tantalum/niobium-bearing carbonatite, which has been traced for three kilometres of the 12 kilometre length of the claims, ranges in thickness from 20 to 200 metres and dips shallowly to the southwest.

During the 1980's, the property was examined by two companies: Duval International Corporation ("Duval) and Teck Explorations Limited ("Teck"). Duval, which completed geological mapping and geochemical sampling of soils and rock outcrop in 1983, found highly anomalous levels of niobium, cerium and lanthanum over the carbonatite unit in the soil sampling. The reconnaissance rock samples collected during mapping were all highly anomalous in tantalum, niobium, cerium, lanthanum and neodymium, with highest values of 72 ppm tantalum, 2,400 ppm niobium, 9,890 ppm cerium, 6,965 ppm lanthanum and 330 ppm neodymium.

In 1988, Teck completed stream silt sampling, magnetometer and spectrometer/scintillometer geophysical surveying, excavator trenching and rock sampling of the trenches. The best niobium value of the trenches was 55 metres grading 0.19% niobium oxide (Nb_2O_5). The average grade of the carbonatite from all the trenching is 0.13% Nb_2O_5. The samples were all anomalous in cerium and lanthanum, but the results were not plotted on the trench plans. The samples were not analyzed for tantalum or neodymium.

Tantalum is used primarily in the production of electrical capacitors for end use in high growth sectors, such as portable telephones, personal computers, pagers and automotive electronic systems. It is also consumed as super-alloys for the aircraft industry; as tantalum carbide in the metal cutting industry; and, as corrosion resistant material for equipment in the chemical processing industry. Niobium (also known as columbium) is consumed in the form of ferrocolumbium by the steel industry, and columbium alloys and metal by the aerospace industry. Use of rare earths continues to be strong for application in areas such as automotive catalytic converters, permanent magnets and rechargeable batteries.

In June 2001, the Issuer rehabilitated 8 kilometres of secondary logging road and trenched 346 metres, over four trenches, of the prospective carbonatite unit. Of the 346 metres, 276.8 metres of trenching was completed in the carbonatite unit and 69.2 metres completed in the gneiss host rock on either side of the carbonatite and in some minor cross-cutting quartz-feldspar pegmatite dykes.

The width of the carbonatite in each trench and the weighted averages of the results of rock chip channel samples of the carbonatite, not including the gneiss and minor pegmatite dykes, are as follows:

Trench #	Carbonatite width (m)	Ta_2O_5 Tantalum Pentoxide (ppm)	Nb_2O_5 Niobium Pentoxide (ppm)	La_2O_3 Lanthanum Trioxide (ppm)	Ce_2O_5 Cerium Pentoxide (ppm)	Nd_2O_3 Neodymium Trioxide (ppm)
MT-01-1	50.8	30.0	1411.9	424.1	832.3	325.0
MT-01-2	50.0	28.0	950.7	52.0	536.5	232.4
MT-01-3	56.0	34.6	1063.9	310.1	595.1	255.6
MT-01-4	120.0	37.8	1659.2	451.0	834.8	336.5

The weighted average of the 276.8 metres of carbonatite trenched is 34.0 ppm Ta_2O_5; 1365.4 ppm Nb_2O_5; 345.5 ppm La_2O_3; 732.0 ppm Ce_2O_5; and 299.2 ppm Nd_2O_3. Samples were analyzed by Activation Laboratories Ltd., in Ancaster, Ontario, using XRF (X-Ray Fluorescence) for niobium and INAA (Instrumental Neutron Activation) for tantalum and 34 other elements. Check assays were carried out at Teck Cominco Exploration Resource Laboratory in Vancouver, B.C.

The four trenches covered 410 metres of strike length with the widest carbonatite (120 metres) and highest grade interval exposed in the most southern trench, MT-01-4. The carbonatite, which has a consistent 330 degree strike and 35 degree dip to the west, is open in all directions. This consistency in width and dip lends itself to possible open pit exploitation.

Subsequent to the trenching program carried out in June 2001, the Issuer initiated geological mapping, sampling and additional staking programs to explore the 12 kilometre length of the carbonatite horizon covered by its mineral claims. The geological mapping program verified a 3 kilometre long strike length of the exposed intrusive carbonatite, the host for the tantalum, niobium and rare earth elements. A rock channel sampling program, completed in early October, focused on the area approximately 1 kilometre north of the trenches. The sampling was completed by using a rock saw to complete a cut-channel sample for a continuous 35 metres across the exposed carbonatite and assayed 26.7 ppm Ta_2O_5, 812.1 ppm Nb_2O_5, 283.5 ppm La_2O_3, 607.7 ppm Ce_2O_5 and 261.6 ppm Nd_2O_3.

In the fall of 2001, the Issuer staked 17 additional 1-unit claims to cover the strike and down dip projection of the extrusive carbonatite horizon. Metallurgical work is ongoing to determine the recoverability of tantalum, niobium and rare earth elements.

In the fall of 2001, the Issuer staked 17 additional 1-unit claims to cover the strike and down dip projection of the extrusive carbonatite horizon. Metallurgical work is ongoing to determine the recoverability of tantalum, niobium and rare earth elements.

In the first quarter of 2002 mineralogical and preliminary metallurgical studies were completed on a composite sample made from the rock samples collected during the 2001 trenching program. The mineralogical work concluded that the niobium and tantalum occurred in the minerals columbite and ilmenite. The majority of the rare earth elements occur in the mineral apatite. Metallurgical test work is continuing to determine the recoverability of tantalum, niobium, phosphate and rare earth elements.

Work was conducted under the supervision of the Issuer's Vice President, Exploration, Jim Miller-Tait, P.Geo.

LJ Property, British Columbia

The LJ Property, which covers 800 hectares and encompasses three mineral claims (32 units), is located 35 kilometres north northeast of Revelstoke in the Revelstoke Mining Division (Latitude: 51°17', Longitude: 118°02', NTS: 82M/08E).

In November 2000, the Issuer staked 3 claims which cover the Locojo prospect, an attractive zinc, lead, silver discovery that was found below a receding glacier by government geologists during a regional mapping program in 1996 and remains untested by any detailed exploration work.

In August 2001, the Issuer completed a program of geological mapping and rock chip channel sampling on the property. The LJ claims are underlain by the Lower Cambrian-aged Badshot Formation and the Cambrian-aged Index Formation. The Badshot Formation consists of white, light grey and medium grey marble, which is locally dolomitic. The thickness of the Badshot Formation varies from a few metres to 300 metres. The Index Formation consists of graphitic phyllite, dark grey to black calcareous phyllite and minor dark grey limestone. The Locojo mineralization consists of laminated and folded pyrrhotite, sphalerite and pyrite horizons and lenses of galena-arsenopyrite in the black siliceous units within the phyllites of the Index Formation and is located along a north-south thrust fault. The mineralization strikes 160 degrees, dips east at 35 to 40 degrees, and plunges approximately 20 degrees to the south.

While mapping, two rock channel samples were collected with assays of 5.90% zinc, 4.56% lead and 3.8g/t silver over a 2.5 metre width and 1.39% zinc, 0.41% lead and 1.4g/t silver over 1.5 metres. The Issuer will complete a geological review of the property before any further work is recommended.

USE OF PROCEEDS AND NATURE OF PROJECTS TO BE FINANCED

The proceeds from the sale of the Units offered by this Offering Memorandum will be up to $200,000. These proceeds will be used to fund exploration work on the Issuer's Canadian properties, including the Ingenika/Swannell, Wasi Creek, Cariboo and Myoff Creek Properties in British Columbia (see "Properties of the Issuer") and on general and administrative expenses

Property	Type of Work	Amount [1]
Ingenika/Swannell Property (Zn-Pb-Ag)	Trenching and/or diamond drilling	$50,000
Cariboo (Au)	Mapping, rock sampling, trenching	40,000
Wasi Creek (Zn-Pb-Ag)	Mapping and soil, stream sediment and rock sampling	5,000
Myoff (Ta, Nb, P_2O_5)	Rock sampling	5,000
General & administrative expenses		100,000
Total Proceeds		**$200,000**

(1) Depending on results of work, funds budgeted to certain properties may be reallocated to other Canadian properties if so warranted.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Issuer consists of 100,000,000 common shares without par value of which 35,272,665 common shares are issued and outstanding as at May 15, 2002. All common shares issued by the Issuer are without par value and rank equally as to dividends, voting rights and on the distribution of assets on winding up or liquidation. There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no conversion rights, no special liquidation rights, pre-emptive rights or subscription rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable. None of the Shares will be subject to call or assessment of any kind. Each common share carries one vote per common share at shareholders' meeting of the Issuer.

SHARE AND LOAN CAPITAL STRUCTURE

The share and loan capital structure of the Issuer is as follows:

Description of Class	Authorized	Amount outstanding as at the date hereof ①	Issued after the Offering ①②
Common Shares	100,000,000	35,272,665	37,772,665

① These figures do not include 3,901,000 stock options outstanding. There are no warrants outstanding.

② This assumes all of the Units offered pursuant to this Offering Memorandum are subscribed for and issued.

OPTIONS TO PURCHASE SECURITIES

Stock Options

The Issuer has the following director and employee options outstanding:

Date Grant	Number of Options Granted	Optionees	Exercise Price	Expiry Date
May 31, 1996	650,000	Directors and Officers	$0.36	May 31, 2006
Jan. 27, 1997	200,000	Director	$0.37	Jan. 27, 2007
Dec. 22, 1997	250,000	Director	$2.51	Dec. 22, 2002
Dec. 22, 1997	400,000	Officer and Employees	$0.17*	Dec. 22, 2002
Jan. 21, 1998	175,000	Directors	$1.53	Jan. 21, 2003
June 18, 1998	250,000	Officers	$0.88	June 18, 2003
June 29, 1999	1,126,000	Directors, Officers & Employees	$0.28	June 29, 2009
Jan. 24, 2000	175,000	Directors	$0.15	Jan. 24, 2010
Feb. 02, 2001	200,000	Directors and Employee	$0.11	Feb. 02, 2011
June 14, 2001	300,000	Officers and Employees	$.011	June 14, 2011
Feb. 01, 2002	175,000	Directors	$0.11	Feb. 01, 2012
Total	3,901,000			

* On March 30, 2000, the exercise price was amended from $2.51 to $0.17.

As at May 1, 2002, directors held an aggregate of 2,253,000 options; officers (excluding directors) held an aggregate of 1,177,000 options; and employees and consultants held an aggregate of 471,000 options.

At the date hereof, the Issuer has no share purchase warrants outstanding.

RISK FACTORS

The purchase of Units involves a high degree of risk and should be undertaken only by Investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Units should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Units offered hereby should not constitute a major portion of an Investor's portfolio. Prospective Investors should carefully evaluate the following risk factors associated with an investment in the Units.

Restrictions on Resale of Securities

The Units offered hereunder are subject to restrictions on resale, including a requirement to hold such securities for a prescribed period from the date of issue. See "Restrictions on Resale of Securities".

No Minimum Subscription

The Offering is not subject to any aggregate minimum subscription level, therefore any funds received from an Investor are available to the Issuer and need not be refunded to the Investor.

Financing Risks

The Issuer does not presently have sufficient financial resources to undertake by itself all of its planned exploration programs. The advancement of the Issuer's properties may therefore depend upon the Issuer's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Issuer will be successful in obtaining the required financing.

Income Tax Treatment

This Offering is based upon the current provisions of the Income Tax Act (Canada). No assurance can be given that the income tax laws or the administrative practice of the Canada Customs and Revenue Agency will not be changed in a manner which will fundamentally alter the tax consequences of holding or disposing of the Flow-Through Shares.

The Issuer intends to use the entire proceeds of the Offering of Flow-Through Shares to incur eligible resource expenditures, as defined in subsections 66.1(6) and 66.2(5) of the Income Tax Act (Canada), but there is a risk that expenditures incurred by the Issuer may not qualify as CEE by the Canada Customs and Revenue Agency or that the amount of CEE which may be renounced by the Issuer may be reduced by other events, which may eliminate or reduce the return on an investment in such securities. The Issuer anticipates that it will be able to expend the Flow-through Shares subscription proceeds from this Offering, plus an additional amount in excess thereof on qualifying expenses by December 31, 2002, however, whether it is able to do so is dependent on certain factors beyond the control of the Issuer including the date of the completion of this Offering and exploration conditions and results and, therefore, there is no assurance that the Issuer will do so. **The Subscription Agreement provides that notwithstanding anything contained therein, if the Issuer, for any reason, fails to incur or be credited with sufficient CEE to renounce to the Investor an amount of CEE which is equal to 100% of the Investor's Flow-through Shares subscription funds, the Issuer will renounce CEE to the Investor to the extent it is able to do so, and the Investor shall have no other recourse against the Issuer.**

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Issuer. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the *Company Act* (British Columbia).

Some of the directors and officers of the Issuer are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Issuer and their duties to the other companies on whose boards they serve, the directors and officers of the Issuer have agreed to the following:

1. participation on other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Issuer except on the same or better terms than the basis on which they are offered to third party participants.

Limited Operating History

The Issuer has no history of earnings. Many of the Issuer's properties consist of mineral claims which have not been surveyed and, therefore, the precise area and location of such claims may be in doubt. There is no known body of commercial ore on the Issuer's properties. The purpose of this Offering is to raise funds to carry out exploration with the objective of establishing an economic body of ore.

Requirement for Further Financing

The Issuer anticipates raising up to $200,000 from this Offering which will be utilized towards its exploration costs until the third quarter of 2002 and on general and administrative costs until at least year-end. If the Issuer's exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it in commercial production. The only sources of future funds presently available to the Issuer are the sale of equity capital, or the offering by the Issuer of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Issuer to forfeit its interest in its properties and reduce or terminate its operations.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no certainty that the expenditures to be made by the Issuer in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. The marketability of natural resources which may be acquired or discovered by the Issuer will be affected by numerous factors beyond the control of the Issuer. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital.

Title Matters

While the Issuer has performed its own due diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

Operating Hazards and Risks

In the course of exploration development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Issuer may decide not to insure against such risks as a result of high premiums or other reasons. Should such liability arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Issuer.

Fluctuating Mineral Prices

Factors beyond the control of the Issuer may affect the marketability of any minerals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. In addition, the price of base metals has recently declined significantly. The effect of these factors cannot be predicted.

Environmental Risks and Other Regulatory Requirements

The current or future operations of the Issuer, including development activities and commencement of production on its properties, require permits from various federal, provincial and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Issuer may require for the construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities or mining companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and greater financial and technical resources than the Issuer. The Issuer may be unable to acquire additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF SECURITIES

Directors, Officers, Promoters

The name, municipality of residence and position with the Issuer for each director, officer and promoter of the Issuer, the number of shares beneficially held by each, as at May 1, 2002, and the principal business or occupation in which each has been engaged during the immediately preceding five years is as follows:

Name, Municipality of Residence, of Director, Officers, Promoters and Principal Shareholders	Shares Beneficially Owned (Directly or Indirectly)	Principal Occupation for the Last Five Years
Erik Andersen Vice President, Land Vancouver, British Columbia	64,333	Vice President, Land of the Issuer since April 1996; Mineral land consultant since March 1996; previously retired.
John H. Davies Director Mississauga, Ontario	224,500[(1)]	Director of the Issuer since August 1987; Retired President and Director, Barringer Research Ltd. 1984 to May 2001.
Henry G. Ewanchuk Chairman & Director Vancouver, British Columbia	953,293[(2)]	Chairman of the Issuer since August 1997; President from June 1998 to January 2002, C.E.O. from November 1997 to January 2002 and Director of the Issuer since April 1996; Director, Imperial Metals Corporation, February 1995 to August 1998.
Chet Idziszek Director Powell River, British Columbia	Nil	Director of the Issuer since April 1996; Director, C.E.O. (1994) and President, Adrian Resources Ltd., since 1990; C.E.O. and Director, Madison Enterprises Corp. since November 1993.
Michele A. Jones Executive Vice President, Administration Vancouver, British Columbia	72,890	Executive Vice President, Administration of the Issuer since June 1998; Corporate Secretary of the Issuer from April 1996 to June 1998; Manager, Marketing and Assistant Corporate Secretary, Imperial Metals Corporation, February 1995 to December 1995; Corporate Secretary, Bethlehem Resources Corporation (merged with Imperial Metals Corporation), May 1989 to February 1995; Corporate Secretary, Arequipa Resources Ltd., June 1993 to November 1994.
Kristina Kalmet Jackson Corporate Secretary Delta, British Columbia	15,555	Corporate Secretary of the Issuer since June 1998; Assistant Corporate Secretary of the Issuer from November 1997 to June 1998; Project Secretary, Imperial Metals Corporation, March 1995 to November 1997; Secretary, Bethlehem Resources Corporation (merged with Imperial Metals Corporation), September 1993 to March 1995.

Name, Municipality of Residence, of Director, Officers, Promoters and Principal Shareholders	Shares Beneficially Owned (Directly or Indirectly)	Principal Occupation for the Last Five Years
J. Brian Kynoch Interim President & Director Vancouver, British Columbia	617,389	Interim President of the Issuer since January 2002; C.O.O. of Issuer from October 1999 to January 2002 and Director since April 1996; Senior Vice President and Chief Operating Officer, Imperial Metals Corporation, since February 1995 and Director since May 1996; Colony Pacific Explorations Ltd., Director from March 1996 to April 2001.
James Miller-Tait Vice President, Exploration North Vancouver, British Columbia	11,111	Vice President, Exploration of the Issuer since November 1998; Project Geologist of the Issuer January 1998 to November 1998; President, Sikanni Mine Development Ltd., January 1997 to January 1998; Consulting Geologist, May 1996 to December 1996; Project Manager (previously Chief Geologist), Oniva International Services Ltd., September 1987 to May 1996.
James Mudie Chief Financial Officer Kelowna, British Columbia	7,000	CFO of the Issuer since June 1999; Public Accountant, De Visser & Company, June 1994 to January 1998.
Keith E. Steeves Director Richmond, British Columbia	40,000	Director of the Issuer since August 1997; Independent consultant since 1996; currently Director of Teck Cominco Limited; Senior Vice President, Commercial, Teck Corporation, October 1981 to 1996.
Malcolm J.A. Swallow Director Langley, British Columbia	95,555	Director of the Issuer since January 1997; President, Canadian Zinc Corporation, since May 2000; Vice President, Development, Imperial Metals Corporation, April 1994 to May 2000; Director, Anglesey Mining PLC, June 1988 to May 2001.
James W.F. Tutton Director Whistler, British Columbia	420,500[3]	Director of the Issuer since August 1987; President of the Issuer from April 1996 to June 1998; Secretary, Archon Minerals Limited, from June 1995 to May 2000.

(1) 127,500 of which are held through Sirhowy Consulting Ltd., a private company owned by Mr. Davies.

(2) 300,000 of which are held through 2245705 Holdings Inc., a private company owned by Mr. Ewanchuk.

(3) 133,500 of which are held through Worldcorp Lands Ltd., a private company owned by Mr. Tutton.

To the knowledge of the directors and senior officers of the Issuer, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Issuer.

CONFLICTS OF INTEREST

There are no known existing or potential conflicts of interest among the Issuer, and the promoters, directors, officers or persons providing professional services to the Issuer, which could reasonably be expected to affect an Investor's investment decision.

Certain of the directors serve as directors of other reporting companies and may have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the laws of British Columbia, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

CONTINUOUS REPORTING OBLIGATIONS TO INVESTORS

The Issuer is a reporting issuer in British Columbia, Alberta and Ontario and is required under the securities legislation of those provinces to comply with the requirements of such legislation respecting the timing and nature of financial and other information concerning the affairs of the Issuer.

The Issuer is exempted from the requirements of Section 12(g) of the United States Securities Exchange Act of 1934 as amended by the exemption contained in Section 12(g)(3)(2)(b) thereof. The Issuer's exemption number is 82-2636.

FINANCIAL STATEMENTS

Copies of the following are attached hereto and form part of this Offering Memorandum:

1. Audited financial statements for the year ended December 31, 2001 as Schedule "A";

2. Unaudited financial statements for the three months ended March 31, 2002 as Schedule "B".

These financial statements should be carefully reviewed by any prospective Investor in this Offering.

INCOME TAX CONSEQUENCES

The following is, as of this date, a fair and adequate summary of the principal federal income tax consequences arising under the Income Tax Act (Canada) (the "Income Tax Act"), to an investor who is resident in Canada, who acquires Flow-Through Shares of the Issuer under this Offering and to whom resource expenses are renounced by the Issuer in accordance with the terms of the Subscription Agreement and the renunciation provisions of the Income Tax Act.

The income tax consequences will not be the same for all Investors but may vary depending on a number of factors, including whether the Units of the Issuer acquired by him under this Offering will be characterized as capital property and the amount that his taxable income would be but for his participation in this Offering. The following discussion of the federal income tax consequences is, therefore, of a general nature only and is not intended to constitute a complete analysis of the income tax consequences and should not be interpreted as legal or tax advice to any particular Investor. **EACH PROSPECTIVE SUBSCRIBER SHOULD OBTAIN ADVICE FROM HIS OWN TAX ADVISOR AS TO BOTH THE FEDERAL AND PROVINCIAL INCOME TAX CONSEQUENCES OF HIS PARTICIPATION IN THIS OFFERING.**

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations") and any proposed amendments to the Income Tax Act or Regulations publicly announced before the date hereof by the federal Minister of Finance. It also takes into account the Issuer's understanding of the current administrative practices of the Canada Customs and Revenue Agency.

It has been assumed that any proposed amendments to the Income Tax Act and Regulations will be enacted in substantially their present form and that no other relevant amendments to the Income Tax Act or Regulations will come into force. However, no assurance can be given to this effect.

This summary does not address the federal income tax consequences of Investors who are:

(a) not residents of Canada;

(b) corporations whose principal business is related to the exploitation of natural resources (referred to in subsection 66(15) of the Income Tax Act as "principal-business corporations");

(c) traders or dealers in resource properties referred to in subsection 66(5) of the Income Tax Act;

(d) agents acting on behalf of the Issuer in completing a flow-through share offering; or

(e) partnerships or trusts.

Canadian Exploration Expenses

Any eligible Canadian Exploration Expense ("CEE") incurred by the Issuer and renounced by it to a Subscriber in accordance with the terms of the Subscription Agreement and pursuant to the Income Tax Act will, at the effective date of such renunciation, be considered as CEE incurred by the Investor and a corresponding amount will be added to the Investor's cumulative CEE pool.

Subject to certain restrictions imposed by the Income Tax Act, it is possible for the Issuer to renounce to an Investor, with an effective date of December 31 of a particular year, certain CEE (to the extent that it was an expense described in paragraph (f) of the definition of "Canadian Exploration Expense" in subsection 66.1(6) of the Income Tax Act, i.e., a "grass roots" exploration expense as opposed to a pre-production expense).

Under the Income Tax Act, the Issuer will be precluded from renouncing any amount of CEE which constitutes Canadian Exploration and Development Overhead Expenses ("CEDOE") as prescribed under the Regulations. In addition, the amount of CEE that the Issuer may renounce must be net of the amount of any assistance the Issuer receives, is entitled to receive or may reasonably be expected to receive, at any time, in respect of the exploration activities to which the CEE relates.

The cumulative CEE pool of an Investor will be reduced by the amount of any assistance which he becomes entitled to receive in respect of CEE previously incurred and included in his pool. An Investor will be entitled to deduct, in computing his income from all sources for a taxation year, any amount that he may claim, not exceeding 100% of the balance of his cumulative CEE pool at the end of that taxation year. Deductions claimed by an Investor will reduce his cumulative CEE by a corresponding amount. To the extent that an Investor does not deduct the balance of his cumulative CEE pool at the end of a taxation year, the balance will be carried forward indefinitely and deductions may be made therefrom by the Investor in subsequent taxation years in accordance with the provisions of the Income Tax Act.

In the event that the balance of an Investor's cumulative CEE pool is negative at the end of a taxation year, which may occur should any person receive or become entitled to receive assistance payments in that taxation year which relate to CEE incurred in a prior year or through unrelated adjustments to his CEE pool, the negative amount must be included in the Investor's income for that taxation year and the balance of his cumulative CEE will thereupon become nil.

Investment Tax Credit

On October 18, 2000, the Federal Government announced a Notice of Ways and Means Motion to amend the Income Tax Act (by a proposed amendment to subsection 127/9 of the Act) that proposeD to grant initial holders (individuals other than trusts) of flow-through shares a 15% non-refundable investment tax credit for certain defined Canadian exploration expenses incurred after October 17, 2000 and renounced to the holder.

The individual is entitled to a 15 per cent non-refundable tax credit, based on qualifying expenditures renounced, *with a corresponding reduction in the individual's cumulative Canadian exploration expense* in the year following the year of claim. The adjusted cost base of the shares issued by the Issuer to the Investor pursuant to this Offering will not be affected by this tax credit.

These expenditures must be incurred in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence or location of a mineral resource described in paragraph (a) or (d) of the definition "mineral resource" in subsection 66.1(6) of the Income Tax Act (Canada), if that paragraph were read without the words "digging test pits and preliminary sampling" in subparagraph (iv) thereof. Qualifying expenditures under this investment tax credit program will therefore be of a more restrictive nature than CEE.

Adjusted Cost Base of Common Shares

Each Flow-Through Share issued by the Issuer to an Investor pursuant to this Offering will initially be deemed to have a cost to that Investor of nil.

The adjusted cost base of each common share of the Issuer owned by an Investor at any particular time, including shares issued to him under this Offering, will be the average adjusted cost base to him of all common shares of the Issuer owned at that time.

Disposition of Shares

The characterization of the common shares issued under this Offering as capital property or as inventory to any particular Investor will be determined according to the rules ordinarily applicable to the characterization of shares of a corporation.

Generally, the disposition of a share held as capital property will result in a taxable capital gain (or an allowable capital loss) equal to 50% of the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base of the Investor for that share. The disposition of a share which is not held as capital property will result in an income gain (or loss), the full amount of which must be included (deducted) in computing an Investor's income for the year of disposition.

Any balance in an Investor's cumulative CEE account at the time he disposes of a flow-through share will remain with that Investor and will not be transferred to the purchaser of the share.

Paid-Up Capital

Under the Income Tax Act, the Issuer will be required, for tax purposes, to reduce the legal paid-up capital of the Flow-Through Shares issued by it under this offering by an amount equal to 50% of the CEE renounced in respect of such shares.

Interest on Funds Borrowed to Acquire Units

A reasonable amount of interest paid or payable by an Investor on money borrowed to acquire common shares, including shares offered hereunder, will be deductible in computing his income for purposes of the Income Tax Act so long as the Investor continues to own the share or uses the borrowed funds to earn income from a business or property. Compound interest is deductible only when paid.

Dividends

Any dividends received by an Investor on shares of the Issuer will be treated for tax purposes as dividends from a taxable Canadian corporation. Accordingly, where a dividend is received by an individual resident in Canada, the individual will be entitled to claim a federal dividend tax credit, equal to 13 1/3% of the taxable amount of the dividend. The taxable amount of the dividend is obtained by increasing the actual dividend received by one quarter. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the Income Tax Act but may be subject to refundable tax under Part IV of the Income Tax Act.

Minimum Tax on Individuals

The minimum tax provisions in the Income Tax Act require an individual (other than certain trusts) to pay an amount of tax under the Income Tax Act equal to the greater of the tax otherwise payable by him under Part I of the Income Tax Act and a minimum amount computed by reference to his "adjusted taxable income" for that year.

When calculating his "adjusted taxable income" for a taxation year under the minimum tax provisions, an individual will be required to include:

(a) the full amount of any capital gains realized;

(b) the full amount of any CEE deducted under Part I to the extent that its deductions gave rise to losses from resource-related activities; and

(c) the full amount of carrying charges deductible in respect of investments in flow-through shares except to the extent that the individual's resource-related income exceeds his resource-related deductions.

Any additional tax payable by an individual for a year which results from the application of the minimum tax provisions may be carried forward and applied by the Investor against his Part I tax otherwise payable in any of the seven immediately following taxation years. However, this carried forward amount will only be creditable in any of these years to the extent that his tax payable for such years, calculated without reference to the minimum tax provisions, exceeds his tax payable under the minimum tax provisions.

OTHER MATERIAL FACTS

There are no other material facts not otherwise disclosed herein.

MATERIAL CONTRACTS

Within the last two year period preceding the date hereof, the Issuer entered into the following material contracts:

1. By Option Agreement dated May 2, 2002, between the Issuer and Imperial Metals Corporation ("Imperial") respecting the Cariboo Property, the Issuer may earn a 100% interest in the Property, comprised of 20 claim units in the Cariboo Mining Division, by incurring $100,000 in cumulative exploration expenditures over three years and granting Imperial a 1% Net Smelter Return Royalty. Additional ground has been staked to enlarge the Property to 80 claim units;

2. By Agreement dated April 10, 2002, between the Issuer, East West Resource Corporation and Canadian Golden Dragon Resources Ltd. (the "Partners") and Falconbridge Limited ("Falconbridge"), the business terms of the agreement dated September 24, 2001 respecting the Night Hawk Lake Property ("NHLJV Property") were revised and Falconbridge may now earn a 50% interest in 347 claim units in Bond, Macklem, Sheraton and Thomas Townships by incurring property exploration expenditures of $2.975 million over six years to December 2007 and an additional 15%, instead of 20%, by completing prefeasibility and feasibility studies. Upon a production decision being made, Falconbridge will make a $1.0 million cash payment to the Partners;

3. By Agreement dated April 8, 2002, between the Issuer and Falconbridge Limited ("Falconbridge"), the business terms of the agreement dated September 24, 2001 respecting the Sheraton-Timmins Property were revised and Falconbridge may now earn a 50% interest by making cash payments of $500,000 and incurring property exploration expenditures of $3.725 million over five years to December 2006 and an additional 15%, instead of 20%, by completing prefeasibility and feasibility studies. Upon a production decision being made, Falconbridge will make a $1.0 million cash payment to the Issuer;

4. By Agreement dated September 24, 2001, between the Issuer, East West Resource Corporation and Canadian Golden Dragon Resources Ltd. (the "Partners") and Falconbridge Limited ("Falconbridge"), respecting the Night Hawk Lake Property ("NHLJV Property"), business terms were agreed to, in principle, whereby Falconbridge was granted the right to earn a 50% interest in 347

claim units in Bond, Macklem, Sheraton and Thomas Townships by incurring property exploration expenditures of $2.975 million over six years and an additional 20% by completing a feasibility study and agreeing to finance 100% of pre-production costs;

5. By Agreement dated September 24, 2001, between the Issuer and Falconbridge Limited ("Falconbridge"), respecting the Sheraton-Timmins Property, business terms were agreed to, in principle, whereby Falconbridge was granted the right to may earn a 50% interest in the property by making cash payments of $500,000 and incurring property exploration expenditures of $3.725 million over five years and an additional 20 by completing a feasibility study, making a $1.0 million cash payment and agreeing to finance 100% of pre-production costs;

6. By Option Agreement dated April 24, 2001, between the Issuer and Cominco Ltd. (now Teck Cominco Limited, "Teck Cominco") respecting the Swannell Property, the Issuer may earn a 100% interest in the Property, comprised of 54 claim units in the Omineca Mining Division, by issuing up to 180,000 common shares over three years, incurring $500,000 in cumulative exploration expenditures over five years and granting Teck Cominco a 2% Net Smelter Return Royalty which the Issuer may purchase at any time for $500,000 for each 1%;

7. By Agreement dated November 6, 2000, between the Issuer, East West Resource Corporation and Canadian Golden Dragon Resources Ltd. (the "Purchasers") and Repadre Capital Corporation ("Repadre"), respecting the Night Hawk Lake Property ("NHLJV Property"), the Purchasers agreed to acquire Repadre's 60% interest in the NHLJV Property in consideration for which Repadre will be granted a 2.5% Net Smelter Return Royalty on the NHLJV Property. Upon completion of the transaction, the Purchasers' interests will increase to 100% (40%-40%-20%), respectively), with the Issuer as the operator. The Purchasers will have a one time right, at their option, to reduce the Net Smelter Return Royalty to 1.0% by making a payment of $1.5 million to Repadre.

Copies of these agreements may be inspected at the head office of the Issuer during regular business.

CONTRACTUAL RIGHTS OF ACTION

British Columbia

The right of action described herein is in addition to and not in derogation from any other right or remedy available to an investor at law.

An Investor to whom this Offering Memorandum has been delivered shall have a contractual right of action against the Issuer on the following basis. If this Offering Memorandum, together with any amendments thereto, contains an untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to be made in order to prevent a statement that is made from being false or misleading in the circumstances in which it was made (herein called a "misrepresentation"), then any person to whom this Offering Memorandum, or any amendment thereto, has been delivered and who purchases the Units offered hereby shall be deemed to have relied on the misrepresentation (if such misrepresentation was at the time of purchase) and has a right of action for damages or rescission against the Issuer, every person who signed this Offering Memorandum, or any amendment thereto, and every director of the Issuer at such times. **In no case will the amount recoverable under this paragraph exceed the price at which the Units were sold to the Investor.** If the Investor elects to exercise a right of rescission he shall not have a right of action for damages against the Issuer. No person specified above will be liable if it proves that the Investor purchased the Units with knowledge of the misrepresentation.

In an action for damages, the defendant will not be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the Units as a result of the misrepresentation upon which is relied. Furthermore, the amount recovered under this right of action shall not exceed the price at which the Units were hereunder offered for sale.

The right of action summarized herein shall be exercisable on notice to the Issuer not later than 90 days after the date on which payment was made for the Units.

An Investor is not entitled to commence an action to enforce these rights after:

1. in the case of an action for recission, 180 days after closing of the Offering relating to the Investor; or
2. in the case of an action for damages, the earlier of 180 days following the date the Investor first had knowledge of the misrepresentation or three years following closing of the Offering relating to the Investor.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Issuer are De Visser Gray, 401 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

The registrar and transfer agent of the Issuer is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and 151 Front Street, Toronto, Ontario, M5J 2N1.

CERTIFICATE OF THE ISSUER

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made.

DATED: May 15, 2002

CROSS LAKE MINERALS LTD.

J. Brian Kynoch
Interim President

James Mudie
Chief Financial Officer

CROSS LAKE MINERALS LTD.
240 – 800 West Pender Street
Vancouver, B.C. V6C 2V6

Tel: (604) 688-5448
Fax: (604) 688-5443
E-mail: crosslak@intergate.ca

SCHEDULE "A"

CROSS LAKE MINERALS LTD.

AUDITED FINANCIAL STATEMENTS

FOR FISCAL YEAR ENDED

DECEMBER 31, 2001

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements, the notes thereto and other financial information contained in the annual report have been prepared by and are the responsibility of the management of Cross Lake Minerals Ltd. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgement based on information currently available. A system of internal controls is maintained by management in order to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee, comprised of three non-management directors, reviews the financial statements and the results of the audit with Company management and independent auditors prior to submission to the Board for approval.

The Company's independent auditors are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their examination and gives their opinion on the financial statements.

Brian Kynoch, P.Eng.
Interim President

James Mudie, C.G.A.
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Cross Lake Minerals Ltd.

We have audited the balance sheets of Cross Lake Minerals Ltd. as at December 31, 2001 and 2000 and the statements of deficit, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

DE VISSER GRAY
CHARTERED ACCOUNTANTS
April 26, 2002

401 – 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

CROSS LAKE MINERALS LTD.
Balance Sheets
As at December 31,

	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 324,768	$ 939,570
Accounts receivable	10,208	21,954
Prepaids	12,488	19,486
	347,464	981,010
Capital Assets (note 3)	46,104	65,965
Mineral Properties (note 4)	5,243,341	5,110,478
	$ 5,636,909	$ 6,157,453
LIABILITIES		
Current Liabilities		
Accounts payable	$ 22,285	$ 51,620
SHAREHOLDERS' EQUITY		
Share Capital (note 6)	12,342,005	12,339,305
Deficit	(6,727,381)	(6,233,472)
	5,614,624	6,105,833
	$ 5,636,909	$ 6,157,453

Director

Director

The accompanying notes are an integral part of these financial statements

CROSS LAKE MINERALS LTD.
Statements of Operations
For the Years Ended December 31,

	2001	2000
Revenues		
Interest	$ 24,766	$ 52,173
Management fees	5,268	7,206
	30,034	59,379
Expenses		
Depreciation	12,915	18,044
General exploration	25,238	60,981
Insurance	13,224	15,238
Office	55,826	56,007
Professional	28,185	34,299
Shareholder communication	20,571	27,476
Trust and filing	24,036	23,593
Wages and fees	150,120	150,545
	330,115	386,183
Loss before undernoted:	300,081	326,804
Write-off of mineral properties	193,828	512,805
Net loss for the year	493,909	839,609
Loss per share (note 6(d))	$ 0.01	$ 0.03

CROSS LAKE MINERALS LTD.
Statements of Deficit
For the Years Ended December 31,

	2001	2000
Deficit – beginning of year	$ 6,233,472	$ 5,393,863
Net loss for the year	493,909	839,609
Deficit – end of year	$ 6,727,381	$ 6,233,472

The accompanying notes are an integral part of these financial statements

CROSS LAKE MINERALS LTD.
Statements of Cash Flows
For the Years Ended December 31,

		2001		2000
Cash Provided By (Used In):				
Operating Activities				
Operations:				
Net loss for the year	$	(493,909)	$	(839,609)
Items not involving cash:				
Write-off of mineral properties		193,828		512,805
Depreciation		12,915		18,044
		(287,166)		(308,760)
Change in non-cash operating working capital:				
Accounts receivable		11,746		24,936
Prepaids		6,998		2,343
Accounts payable		(22,389)		23,584
		(290,811)		(257,897)
Investing Activities				
Mineral property expenditures (Notes 4, 8):				
Acquisition		(56,138)		(64,024)
Exploration		(267,853)		(238,327)
Capital assets		-		(219)
		(323,991)		(302,570)
Financing Activity				
Issue of shares (Note 8)		-		223,059
Decrease in cash and cash equivalents		(614,802)		(337,408)
Cash and cash equivalents, beginning of year		939,570		1,276,978
Cash and cash equivalents, end of year	$	324,768	$	939,570

The accompanying notes are an integral part of these financial statements

CROSS LAKE MINERALS LTD.
Notes to the Financial Statements
December 31, 2001 and 2000

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition and exploration of resource properties.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

Mineral Properties

The cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. The recorded costs of mineral properties, including exploration expenditures, represent costs incurred and are not intended to reflect presertt or future values.

The costs include the cash or other consideration and the fair market value of shares issued, if any, on the acquisition of mineral properties. Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are deducted from the cost of the related property and any excess is included in income for the year. The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

General exploration costs not related to specific properties and general administrative expenses are charged to earnings in the year in which they are incurred.

Joint Ventures

The Company accounts for its investments in joint ventures using the proportionate consolidation method.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was completed as determined by the Board of Directors of the Company, based on the trading price of the shares on the Toronto Stock Exchange.

The proceeds from shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits related to the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Costs incurred to issue shares are deducted from share capital.

Capital Assets

Capital assets are recorded at cost and depreciated over their estimated useful economic lives on the declining-balance basis at the rate of 20% per annum for office furniture and equipment and 30% per annum for computer hardware.

Cash and Cash Equivalents

Cash and cash equivalents include cash, short-term deposits and highly liquid investments that are readily convertible to known amounts of cash.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method under which future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company's accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, prepaids and accounts payable reflected in the balance sheets represent their fair market values.

3. CAPITAL ASSETS

	2001			2000		
	Cost $	Accumulated Depreciation $	Net Book Value $	Cost $	Accumulated Depreciation $	Net Book Value $
Office furniture and equipment	94,531	56,312	38,219	101,082	48,890	52,192
Computer hardware	33,951	26,066	7,885	40,476	26,703	13,773
	128,482	82,378	46,104	141,558	75,593	65,965

4. MINERAL PROPERTIES

	Year ended December 31, 2001			
	Balance Dec 31, 2000 $	Additions $	Write-offs $	Balance Dec 31, 2001 $
Acquisition costs	347,649	58,838	(68,197)	338,290
Exploration costs:				
Assays and recording	351,742	29,941	(550)	381,133
Drilling	1,670,323	49,521	-	1,719,844
Geological and geophysical	2,077,521	97,749	(112,028)	2,063,242
Field office	493,776	70,178	(12,439)	551,515
Travel and accommodation	169,467	20,464	(614)	189,317
	4,762,829	267,853	(125,631)	4,905,051
	5,110,478	326,691	(193,828)	5,243,341

	Year ended December 31, 2000			
	Balance Dec 31, 1999 $	Additions $	Write-offs $	Balance Dec 31, 2000 $
Acquisition costs	519,643	64,024	(236,018)	347,649
Exploration and development costs:				
Assays and recording	369,723	5,986	(23,967)	351,742
Drilling	1,681,165	46,767	(57,609)	1,670,323
Geological and geophysical	2,138,603	118,063	(179,145)	2,077,521
Field office	453,359	53,203	(12,786)	493,776
Travel and accommodation	158,439	14,308	(3,280)	169,467
	4,801,289	238,327	(276,787)	4,762,829
	5,320,932	302,351	(512,805)	5,110,478

ONTARIO PROPERTIES
TIMMINS REGION – NORTHEASTERN ONTARIO

Sheraton-Timmins Property

The Company has a 100% interest in 306 mining claim units located in Sheraton and Timmins Townships, of which 20 are held in two surface and mining rights leases. Additionally, the company successfully completed an option during 2001 to earn a 100% interest, subject to a 2% Net Smelter Returns royalty ("NSR"), in 64.8 hectares of patent land (four mining claim units) in Sheraton Township by making the final option payment of $25,000. In April 2002, the Company also completed the option to earn a 100% interest, subject to a 3% NSR, in 64.4 hectares of patent land (four mining claim units) in Sheraton Township by making the final payment of $10,000.

In October 2001, the Company announced that business terms were agreed to, in principle, with Falconbridge Limited ("Falconbridge") whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in the property. Falconbridge would earn a 50% interest in the property by making cash payments of $500,000 and property exploration expenditures of $3.725 million over five years. As part of its required expenditures, Falconbridge is to reimburse the Company for the $35,000 in option payment referred to above. An additional 20% interest would be earned by Falconbridge completing a feasibility study, making a $1.0 million cash payment and agreeing to finance 100% of pre-production costs.

Subsequent to year end, the agreement with Falconbridge was amended in April 2002 whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make

$100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Company's share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Company which will have nine months to raise its share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Company, at the Company's option, to fund its share of costs second. That is, the Company will be required to fund its 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Company's share of revenues from production.

Night Hawk Lake Property
Bond, Sheraton, Macklem, Thomas and Currie Townships

The Company has a 40% interest in a joint venture in a 427 pooled mining claim unit group (subsequently 389 units) together with Canadian Golden Dragon Resources Ltd. (20%) and East West Resource Corporation (40%) (collectively "the Partners"). During 2000, Repadre Capital Corporation sold its 60% interest in the joint venture on a pro-rata basis to the Partners in exchange for a 2.5% NSR, which can be reduced to 1% with the payment of $1,500,000. In addition, certain portions of the property are subject to NSRs ranging from 2% to 3%.

In October 2001, the Partners agreed to business terms, in principle, with Falconbridge whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in 347 claim units on the property. Falconbridge would earn a 50% interest by incurring exploration expenditures of $2.975 million over six years. An additional 20% interest would be earned by Falconbridge completing a feasibility study and agreeing to finance 100% of pre-production costs, with the Partners' share coming from net cash flow from the mine.

Subsequent to year end, the agreement with Falconbridge was amended in April 2002 whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise their share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Partners, at the Partners' option, to fund their share of costs second. That is, the Partners will be required to fund their 35% only after Falconbridge has spent their 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production.

Refer to note 9.

Currie Bowman Property

The Company has a 40% interest in 137 mining claim units located in Currie and Bowman Townships, subject to NSRs ranging from 1% to 3%. During 1998, Falconbridge granted Echo Bay Mines Ltd. ("Echo Bay") the option to acquire its right to earn up to a 60% interest in the property. In 1999, 24 units within the project area of influence were added to the property, of which the Company's interest could be either 20% or 26%, dependent upon Echo Bay fulfilling the option requirements to earn an interest in the 24 units of either 50% or 65%. In April 2002, Echo Bay advised that the option to acquire the additional 24 units had been terminated.

BRITISH COLUMBIA PROPERTIES
OMINECA REGION – NORTHWESTERN B.C.

Swannell Property

During the year, the Company obtained an option from Cominco Ltd. (now Teck Cominco Limited) to earn a 100% interest in 54 mining claim units in return for the issue of 180,000 common shares over three years by May 1, 2004 (45,000 issued to year-end) and exploration expenditures over five years, totalling $500,000 by May 1, 2006 ($72,000 incurred to year-end). Additionally, the Company staked 22 units during 2001, area to be included in the Property under the agreement.

SHUSWAP REGION – SOUTHEASTERN B.C.

Myoff Creek Property

The Company staked a 100% interest in 96 mining claim units during 2001.

OTHER PROPERTIES

The Company has varying interests in other mineral properties in Ontario and British Columbia.

5. COMMITMENTS

The Company has estimated administrative lease payments during the 2002 of $24,000.

6. SHARE CAPITAL

(a) Authorized:100,000,000 common shares without par value.

(b) Issued:

	2001		2000	
	Number of Shares	$	Number of Shares	$
Balance, beginning of year	35,182,665	12,339,305	32,782,665	12,116,246
Private placements [1]	-	-	2,400,000	223,059
Mineral property	45,000	2,700	-	-
Balance, end of year	35,227,665	12,342,005	35,182,665	12,339,305

[1] Flow through shares net of share issue costs of $16,941

(c) Summary of stock options outstanding at December 31, 2001:

Number Outstanding	Exercise Price $	Expiry Date
250,000	2.51	12/22/02
400,000	0.17	12/22/02
175,000	1.53	01/21/03
250,000	0.88	06/18/03
650,000	0.36	05/31/06
200,000	0.37	01/27/07
1,126,000	0.28	06/29/09
175,000	0.15	01/24/10
200,000	0.11	02/02/11
300,000	0.11	06/14/11
3,726,000		

(d) Loss per share:

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year of 35,211,391 (2000 - 33,124,583).

7. INCOME TAXES

At December 31, 2001, the Company has unclaimed resource and other deductions in the aggregate of $6,081,100 (2000 - $5,221,881), which can be applied, subject to certain restrictions, against future taxable income. The Company also has non-capital loss carryforwards totalling $856,508 (2000 - $814,159), which expire from 2002 to 2008 and which can be applied against future taxable income. The potential future tax benefits related to these available deductions have not been recognized in the financial statements as their ultimate realization is uncertain.

8. SUPPLEMENTAL DISCLOSURE OF INVESTING ACTIVITIES

Non-cash transaction: In 2001, the Company issued 45,000 shares with an assigned value of $2,700 to acquire a mineral property (Note 6).

9. UNINCORPORATED JOINT VENTURE

Included in the financial statements of the Company are the following amounts related to the Company's 40% share of the Night Hawk Lake Joint Venture:

	2001	2000
	$	$
Balance Sheet		
Current assets	178	761
Mineral properties and other long-term assets	309,697	292,076
Current liabilities	(17)	(336)
Net assets	309,858	292,501
Statement of Cash Flows		
Operating activities	(264)	94
Investing activities	(17,621)	(15,343)
Decrease in cash and cash equivalents	(17,885)	(15,249)

10. SUBSEQUENT EVENTS

The Company has issued 45,000 common shares at a value of $0.06 each pursuant to a mineral property agreement.

SCHEDULE "B"

Cross Lake Minerals Ltd.

Interim Report
for the Three Months Ended
March 31, 2002

240 – 800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: (604) 688-5448 / Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

MANAGEMENT DISCUSSION & ANALYSIS

The Company incurred a net loss for the quarter of $77,249 ($0.01 per share) compared to $75,474 ($0.01 per share) for the same period last year. Working capital at March 31, 2002 was $231,444, compared to $325,179 at December 31, 2001. The Company invests surplus cash in liquid, high-grade investments with varying maturity dates selected with regard to operational cash requirements and prevailing interest rates.

General and administrative expenses in the quarter decreased to $78,167 from $89,846 for the same period in 2001. General exploration expenditures were $10,913 this quarter from $9,103 in 2001.

Mineral property expenditures of $18,958 (2001 - $48,007) included exploration costs of $23,100 (2001 - $23,164) offset by the return of a bond on the Sheraton-Timmins Property. The acquisition cost of $10,000 (2001 - $28,893) was an option payment on a portion of the Sheraton-Timmins Property.

With limited working capital, the Company is concentrating on limiting expenditures wherever possible while maintaining its properties in good standing. Any substantive exploration programs or property acquisitions will require raising additional funds. The Company is attempting to do so but the markets are proving difficult.

EXPLORATION

SHERATON-TIMMINS PROPERTY

The Company's 100% held zinc-copper-silver Sheraton-Timmins Property, located near Timmins, Ontario, is its most advanced project, with approximately $4.639 million spent on it, as of March 31, 2002.

In October 2001, the Company announced that business terms were agreed to, in principle, with Falconbridge Limited ("Falconbridge") whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in the property. Falconbridge would earn a 50% interest in the property by making cash payments of $500,000 and property exploration expenditures of $3.725 million over five years. An additional 20% interest would be earned by Falconbridge completing a feasibility study, making a $1.0 million cash payment and agreeing to finance 100% of pre-production costs.

Subsequent to year end, the agreement with Falconbridge was amended in April 2002 whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Company's share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Company which will have nine months to raise its share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Company, at the Company's option, to fund its share of costs second. That is, the Company will be required to fund its 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Company's share of revenues from production. Management believes that this second-in financing option will be a significant advantage to the Company when the time comes to seek its share of financing.

NIGHT HAWK LAKE JOINT VENTURE PROPERTY

The Night Hawk Lake Joint Venture ("NHLJV") is held by the Company (40% and operator), East West Resource Corporation (40%) and Canadian Golden Dragon Resources Ltd. (20%) (collectively, the "Partners"). The property is adjacent to the Company's Sheraton-Timmins Property. In October 2001, the Partners announced that business terms had been agreed to, in principle, with Falconbridge whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in 347 claim units on the property located approximately 28 kilometres southeast of Falconbridge's concentrator and smelter complex. Falconbridge would earn a 50% interest by incurring exploration expenditures of $2.975 million over six years. An additional 20% interest would be earned by Falconbridge completing a feasibility study and agreeing to finance 100% of pre-production costs.

Subsequent to year end, the agreement with Falconbridge was amended in April 2002 whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise their share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Partners, at the Partners' option, to fund their share of costs second. That is, the Partners will be required to fund their 35% only after Falconbridge has spent their 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production.

CURRIE BOWMAN

The Company has a 40% interest in 137 mining claim units in Currie and Bowman Townships, with Echo Bay Mines Ltd. ("Echo Bay") holding the right to earn the remaining 60% from Falconbridge Limited. In 1999, 24 claim units were acquired by Echo Bay under an option from Expatriate Resources Ltd. These claim units formed part of the property and the Company could earn up to a 26% interest therein. The Company has been advised by Echo Bay that the Expatriate option was terminated in April 2002.

INGENIKA

The Ingenika Property is 100% held and located 198 kilometres northwest of Mackenzie, in the Omineca Region of B.C. During the quarter, the most recent Mobile Metal Ions (MMI) soil survey results from the extension grid sampled in October 2001 were received and interpreted. The Company's research has not discovered any documented or field evidence of historic work on this portion of the ground. The recent soil sampling identified the strongest and largest anomaly on the property to-date. This highly anomalous base metal soil anomaly, located in the southwest corner of the grid, is 500 metres long with widths varying from 150 to 200 metres. It is still open to the northwest and southeast. Float consisting of manganese stained dolomite with extensive pyrite mineralization, similar to the host rock of the historic Ingenika Mine located 3 kilometres to the north, has been discovered within the highly anomalous area. In addition, several of the soil samples collected in this area have higher values in zinc, lead and cadmium than those from the area covering the historic Onward South shaft and trenches where high grade mineralization consists of carbonate-hosted coarse grained sphalerite and galena.

In summary, the MMI soil sampling programs completed in 2001 identified three parallel base metal anomalies, approximately 300 metres apart and ranging from 400 to 500 metres in length with widths from 25 to 200 metres. These three anomalies all strike between 120 and 130 degrees which is in the same strike direction as the zinc-lead-silver mineralization of the Ingenika Mine. The largest and strongest anomaly, which is still open in both directions along strike, will be the highest priority target when work resumes this field season.

MYOFF CREEK

The Company holds a 100% interest in 58 mineral claims, totalling 96 claim units, located 53 kilometres northwest of Revelstoke, B.C. in the Kamloops Mining Division. The claims, which were acquired throughout 2001, cover a prospective belt of carbonatite that hosts niobium, tantalum and associated rare earth elements: cerium, lanthanum and neodymium. As a result of the work conducted on the property during the 2001 field season, the Company staked an additional 17, one unit claims to cover the strike and down dip projection of the extrusive carbonatite horizon. Petrographic and metallurgical work is in progress to identify the mineralogy and to determine the recoverability of niobium, tantalum, phosphate and rare earth elements.

Brian Kynoch Interim President and Director	Chet Idziszek Director	May 1, 2002

Balance Sheets
(Unaudited)

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 227,447	$ 324,768
Accounts receivable	11,082	10,208
Prepaids	13,601	12,488
	252,130	347,464
Capital Assets	43,632	46,104
Mineral Properties (note 3)	5,262,299	5,243,341
	$ 5,558,061	$ 5,636,909
LIABILITIES		
Current Liabilities		
Accounts payable	$ 20,686	$ 22,285
SHAREHOLDERS' EQUITY		
Share Capital (note 4)	12,342,005	12,342,005
Deficit	(6,804,630)	(6,727,381)
	5,537,375	5,614,624
	$ 5,558,061	$ 5,636,909

Statements of Operations
(Unaudited)

	Three months ended March 31 2002	Three months ended March 31 2001
Revenues		
Interest and project management	$ 918	$ 13,287
Expenses		
Depreciation	2,472	3,267
General exploration	10,913	9,103
Insurance	3,131	3,497
Office	7,811	13,287
Professional fees	3,065	6,509
Shareholder communication	4,472	5,796
Trust and filing	3,463	3,113
Wages and fees	42,840	45,274
	78,167	89,846
Loss before undernoted:	77,249	76,559
Gain on sale of equipment	-	1,085
Net loss for the period	77,249	75,474
Loss per share	$ 0.01	$ 0.01

Statements of Deficit
(Unaudited)

	Three months ended March 31 2002	Three months ended March 31 2001
Deficit, beginning of period	$ 6,727,381	$ 6,233,472
Net loss for the period	77,249	75,474
Deficit, end of period	$ 6,804,630	$ 6,308,946

Statements of Cash Flows
(Unaudited)

	Three months ended March 31 2002	Three months ended March 31 2001
Cash Provided By (Used In):		
Operating Activities		
Operations:		
Net loss for the period	$ (77,249)	$ (75,474)
Items not involving cash:		
Gain on sale of equipment	-	(1,085)
Depreciation	2,472	3,267
	(74,777)	(73,292)
Change in non-cash operating working capital:		
Accounts receivable	(874)	2,990
Prepaids	(1,113)	1,124
Accounts payable	(1,599)	(27,452)
	(78,363)	(96,630)
Investing Activities		
Mineral property expenditures:		
Acquisition	(10,000)	(28,893)
Exploration	(8,958)	(23,164)
Proceeds from sale of equipment	-	4,050
	(18,958)	(48,007)
Decrease in cash and cash equivalents	(97,321)	(144,637)
Cash and cash equivalents, beginning of period	324,768	939,570
Cash and cash equivalents, end of period	$ 227,447	$ 794,933

CROSS LAKE MINERALS LTD.
Notes to the Financial Statements
March 31, 2002 and 2001

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition, exploration and development of resource properties. The Company is currently in the exploration stage of developing its mineral properties.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated December 31, 2001, both of which were prepared in accordance with Canadian Generally Accepted Accounting Principles. The results for the three months ended March 31, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements.

3. MINERAL PROPERTIES

	Period ended March 31, 2002		
	Balance Dec 31, 2001 $	Additions $	Balance Mar 31, 2002 $
Acquisition costs	$338,290	$10,000	$348,290
Exploration and development costs:			
Assays and recording	381,133	6,091	387,224
Drilling	1,719,844	-	1,719,844
Geological and geophysical	2,063,242	11,206	2,074,448
Field office	551,515	(8,339)	543,176
Travel and accommodation	189,317	-	189,317
	4,905,051	8,958	4,914,009
	$5,243,341	$18,958	$5,262,299

4. SHARE CAPITAL

a) Authorized: 100,000,000 common shares without par value.

b) Issued and outstanding at March 31, 2002: 35,227,665 common shares without par value.

c) Stock options outstanding at March 31, 2002: Options to purchase 3,901,000 common shares, exercisable at $0.11 to $2.51 per share (weighted average of $0.54 per share), expiring at various dates to February 1, 2012.

CORPORATE INFORMATION

DIRECTORS

John H. Davies, *Mississauga, Ontario*

Henry G. Ewanchuk, *Vancouver, BC*

Chet Idziszek, *Powell River, BC*

J. Brian Kynoch, *Vancouver, BC*

Keith E. Steeves, *Richmond, BC*

Malcolm J.A. Swallow, *Langley, BC*

James W.F. Tutton, *Whistler, BC*

OFFICERS

Henry G. Ewanchuk
Chairman & Director

J. Brian Kynoch
Interim President & Director

Michele A. Jones
Executive Vice President, Administration

James Mudie
Chief Financial Officer

Erik Andersen
Vice President, Land

James Miller-Tait
Vice President, Exploration

Kristina Jackson
Corporate Secretary

Registered Office

10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank

Royal Bank of Canada
Main Branch, 1025 West Georgia St.
Vancouver, BC
V6E 3N9

Transfer Agent

Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

and

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel

DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors

De Visser Gray
401 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

Share Capitalization (March 31/02):

Authorized	100,000,000
Issued & Outstanding	35,227,665